International Bank for Reconstruction and
Development
Management’s Discussion & Analysis
and
Financial Statements
September 30, 2024
IBRD Management's Discussion and Analysis: September 30, 2024    1

Management’s Discussion and Analysis
Tables
Figures
2    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary
This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for
Reconstruction and Development’s (IBRD’s) financial performance for the three months ended September 30, 2024
(FY25 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2024 (FY24). IBRD undertakes no obligation to update any forward-looking statements.
Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
Table 1: Selected Financial Data
In millions of U.S. dollars, except ratios which are in percentages

	As of and for the three months ended September 30,		As of and for the fiscal year ended June 30,
	2024	2023	2024
Lending Highlights (Section III)
Net commitments [a]	$5,567	$3,330	$37,568
Gross disbursements	6,469	5,807	33,450
Net disbursements	3,672	2,259	20,115

Income Statement (Section III)
Board of Governors-approved and other transfers	$(815)	$(80)	$(371)
Net (loss) income	(518)	683	2,142

Balance Sheet (Section III)
Total assets	$376,121	$336,633	$356,612
Net investment portfolio [b]	92,788	80,581	82,680
Net loans outstanding	266,328	242,106	260,236
Borrowing portfolio [c]	302,858	270,356	287,117
Total equity	64,518	60,973	63,484

Non-GAAP Measures
Allocable Income (Section III)	$743	$222	$1,849
Usable Equity (Section IV)	55,473	53,163	54,655
Equity-to-Loans Ratio (Section IV)	21.3%	22.0%	21.5%

a. Amounts include guarantee commitments that have been approved by the Executive Directors (referred to as “the Board” in this document), and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b. For the composition of the net investment portfolio, see Notes to the Condensed Quarterly Financial Statements, Note C - Investments - Table C3.
c. Includes associated derivatives.

1 The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the
Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The
World Bank consists of IBRD and IDA.
IBRD Management's Discussion and Analysis: September 30, 2024    3

Management’s Discussion and Analysis	Section I: Executive Summary
IBRD's mission is to end extreme poverty and boost shared prosperity on a livable planet by providing countries with loans, guarantees, advisory services, analytical support and other products.
IBRD and its affiliated institutions seek to help countries in reducing poverty and inequality, achieve improvements in economic growth, job creation, governance, the environment, climate adaptation, mitigation and resilience, human capital, infrastructure and debt transparency, among others. To meet its development goals, the World Bank
Group (WBG1) supports client countries' efforts to implement programs to improve growth and development outcomes with a vision to create a world free of poverty on a livable planet. Further, new and ongoing challenges continue to influence the global outlook, including: climate change adaptation and mitigation; fragility and conflict;
pandemic prevention and preparedness; energy access; food and nutrition security; water security and access;
enabling digitalization; and protecting biodiversity and nature. IBRD continues to work with partners at global and country levels to support its borrowing countries in addressing the impact of these multiple challenges, to enhance resilience, and lay the groundwork for rebuilding better. To further support these efforts, the Board and Management have been evolving the WBG to better address the scale of development challenges. This process includes initiatives to increase impact, expand financing capacity, support projects that address global challenges with cross border externalities, and modernize the approach to delivery.
4    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section I: Executive Summary
Summary Financial Results
Net (Loss) Income
IBRD recorded a net loss of $518 million for the first three months of FY25, compared with net income of $683 million during the same period in FY24. The $1,201 million decrease was primarily due to unrealized mark-to market losses of $423 million on IBRD’s non-trading portfolios in FY25 YTD, compared to unrealized mark-to market gains of $500 million for the three months ended September 30, 2023 (FY24 YTD), and higher Board of
Governors-approved and other transfers, partially offset by a release of provision for losses on loans and other exposures in FY25 YTD, compared to a provision expense in FY24 YTD.
Allocable Income
Allocable income is the measure IBRD uses for making net income allocation decisions. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses for these portfolios are not included in IBRD’s allocable income. In addition, Board of Governors-approved and other transfers are also excluded from IBRD's allocable income since these amounts relate to allocations out of prior year allocable income, surplus, or restricted retained earnings.
During the first three months of FY25, allocable income was $743 million, an increase of $521 million from the same period in FY24. The increase was primarily due to the release of provision for losses on loans and other exposures in FY25 YTD, compared to the provision expense in FY24 YTD, and higher loan interest revenue, net of funding costs (Section III and Section IV).
In millions of U.S. dollars - YTD

Allocable Income
Net (Loss) Income
Unrealized (Losses) Gains on non-trading portfolios
800
400
0
-400
-800
FY21
FY22
FY23
FY24
FY25

Lending Operations
IBRD’s lending operations during the first three months of FY25 provided $5.6 billion of net commitments, $6.5 billion of gross loan disbursements, and $3.7 billion of net loan disbursements. Net loans outstanding were $266.3 billion as of September 30, 2024.
In billions of U.S. dollars

Disbursements YTD
Net commitments were higher by $2.2 billion compared with the same period in FY24 (Table 5). The regions with the largest share of commitments in the first three months of FY25 were Europe and Central Asia with 41%, and
Latin America and the Caribbean with 29%.
IBRD Management's Discussion and Analysis: September 30, 2024    5

Management’s Discussion and Analysis	Section I: Executive Summary
Net Investment Portfolio
IBRD’s net investment portfolio increased by $10.1
billion, from $82.7 billion as of June 30, 2024 to
$92.8 billion as of September 30, 2024. The increase
was primarily due to net new debt issuances that were
higher than net loan disbursements during the period,
and is consistent with the higher target liquidity level
in FY25, compared to FY24. 73% of the investments
are rated AA or above (Table 12), reflecting IBRD’s
objective of principal protection and its preference
for high-quality investments.
In billions of U.S. dollars
Net Investment Portfolio
Borrowing Portfolio
As of September 30, 2024, the borrowing portfolio
was $302.9 billion, $15.7 billion higher than June 30,
2024. The increase was mainly due to net new debt
issuances that financed the growing development and
lending operations, and satisfied liquidity
requirements.
In billions of U.S. dollars
Borrowing Portfolio

350
280
210
140
70
0
Jun 21
Jun 22
Jun 23
Jun 24
Sep 24

Equity-to-Loans Ratio
The Equity-to-Loans ratio decreased from 21.5% as
of June 30, 2024 to 21.3% as of September 30, 2024,
primarily due to the increase in loan exposures
(Section IV), and remained above the policy
minimum of 19%. In line with IBRD's currency
management approach, exchange rate movements
during the period did not have an impact on IBRD's
Equity-to-Loans ratio.
During the first three months of FY25, IBRD
received $302 million of paid-in capital subscribed
under the 2018 General and Selective Capital
Increases (GCI and SCI), bringing the cumulative
amounts received to $6.3 billion, representing 84% of
the total amount expected over the subscription
period. The subscription period for the GCI and SCI
ends on October 1, 2025.
Ratio in percentages
Equity-to-Loans Ratio

30%
20%
10%
0%
Jun 21
Jun 22
Jun 23
Jun 24
Sep 24
Equity-to-Loans Ratio
Policy Minimum

6    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section II: Overview

Section II: Overview
IBRD, an international organization owned by its 189 member countries, is one of the five institutions of the WBG.
Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.
IBRD is a Multilateral Development Bank (MDB) that combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development, and coordinates responses to regional and global challenges.
Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports on key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.
Financial Business Model
IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds through income transfers for other developmental purposes.
IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD.
Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.
IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities up to 35 years. For some projects, the maximum loan maturity can be extended to up to 50 years.
Borrowers may customize their repayment terms to meet their debt management or project needs in multiple currencies. Borrowers have generally preferred loans denominated in U.S. dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.
To meet its development goals, IBRD intermediates funds for lending from the international capital markets.
IBRD’s loans are financed through its equity and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members.
This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.
IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities
(borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV:
Risk Management for additional details on how IBRD uses derivatives.
2 Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.
IBRD Management's Discussion and Analysis: September 30, 2024    7

Management’s Discussion and Analysis	Section II: Overview
Management believes that these risk management strategies, taken together, effectively manage market risk in
IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility in net income through unrealized mark-to-market gains and losses (particularly given the long-
term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.
Financial Performance
IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (Figure 1). This revenue is used for administrative expenses, provision for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA.
In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust fund fees, reimbursable funds, and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.
Figure 1: Sources and Uses of Revenue

Sources
Uses
Simplified Balance Sheet
Revenue
Funding
Net Interest Revenue
Liquid Inv.
Debt
Loans
Equity
Return on Investments
-
Cost of debt
=
Investment Revenue, net
Loan revenue
-
Cost of debt
=
Loan Interest Revenue, net
Admin Expenses
LLP
Reserves
IDA, Other transfers & Surplus
Allocable Income

Basis of Reporting
IBRD’s financial statements conform with accounting principles generally accepted in the United States of America
(U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all derivatives are reported at fair value, with changes in fair value reported in the Statements of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost.
Management uses net income as the basis for deriving allocable income, as discussed below.
8    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section II: Overview
Allocable Income
IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non-trading portfolios, as well as Board of
Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.
See Section III: Financial Results Section and Table 2, for details of the adjustments to reported net income to calculate allocable income.
The volatility in IBRD’s net income is often driven by the unrealized mark-to-market gains and losses on the financial instruments in IBRD’s non-trading portfolios. IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of IBRD's assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheets, with changes in fair values reflected in the Statements of Income.
In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments carried at fair value (borrowing portfolio, and derivatives in the loans and other Asset/
Liability Management (ALM) portfolios) are excluded from allocable income.
For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-
market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the underlying item is an asset held at amortized cost.
IBRD Management's Discussion and Analysis: September 30, 2024    9

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results
Financial Results and Portfolio Performance
The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between
IBRD’s net income and allocable income.

Table 2: Condensed Statements of Income
In millions of U.S. dollars
			Impact on income
For the three months ended September 30,	2024	2023	Decrease	Increase

Revenue on interest earning assets
Loan interest revenue, net of funding costs [a]	$1,292	$1,149
Other ALM derivatives, net	(416)	(422)
Investment revenue, net of funding costs [a,b]	19	21
Total revenue on interest earning assets, net	$895	$748
Provision for losses on loans and other exposures, release (charge)	194	(205)
Net non-interest expenses (Table 7)	(393)	(366)
Net pension cost, other than service cost (Table 7)	44	48
Net other revenue (Table 6)	27	30
Board of Governors-approved and other transfers	(815)	(80)
Non-functional currency translation adjustment (losses) gains, net	(47)	8
Unrealized mark-to-market (losses) gains on non-trading portfolios, net [c]	(423)	500
Net (loss) income	$(518)	$683
Adjustments to reconcile net income to allocable income:
Pension [d] and other adjustments	(24)	(33)
Board of Governors-approved and other transfers	815	80
Non-functional currency translation adjustment losses (gains), net	47	(8)
Unrealized mark-to-market losses (gains) on non-trading portfolios, net [c]	423	(500)
Allocable income	$743	$222

143
6
(2)
147
399
(27)
(4)
(3)
(735)
(55)
(923)
(1,201)
9
735
55
923
521

a. Includes related derivatives.
b. Includes unrealized mark-to-market gains on the Investments-trading portfolio, except forward contracts related to assets held at amortized cost, and Post Employment Benefit Plan (PEBP) and Post Retirement Contribution Reserve Fund (PCRF) assets.

c. Adjusted to exclude amounts reclassified to realized gains (losses).
d. Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan and PCRF contributions were $67 million in FY25 YTD and $66 million in FY24 YTD.

Table 3: Condensed Balance Sheets
In millions of U.S. dollars
As of	September 30, 2024	June 30, 2024	Decrease	Increase

Investments and due from banks	$94,853	$83,297
Net loans outstanding [a]	266,328	260,236
Derivative assets, net	508	456
Other assets	14,432	12,623
Total Assets	$376,121	$356,612
Borrowings	287,131	261,790
Derivative liabilities, net	14,606	22,728
Other liabilities	9,866	8,610
Equity	64,518	63,484
Total Liabilities and Equity	$376,121	$356,612

a. The fair value of IBRD’s loans was $265,758 million as of September 30, 2024 ($257,415 million – June 30, 2024).
10    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section III: Financial Results
The main drivers of the change in the Balance Sheet items are below:
•Increase in investments and due from banks primarily due to net new debt issuances exceeding net loan disbursements;
•Increase in net loans outstanding primarily from net loan disbursements and translation adjustment gains;
•Increase in other assets mainly due to the purchase of assets at amortized cost associated with forward contracts;
•Increase in borrowings primarily due to net new issuances and unrealized mark-to-market losses as a result of the decrease in relevant interest rates, with offsetting gains on borrowing-related derivatives that decreased derivative liabilities; and
•Increase in equity, primarily due to the increase in accumulated other comprehensive income and the increase in paid-in capital during FY25 YTD.
Net (Loss) Income
IBRD's net loss was $518 million for the first three months of FY25, compared with net income of $683 million during the same period in FY24. The $1,201 million decrease was due to the unrealized mark-to market losses on
IBRD’s non-trading portfolios in FY25 YTD, compared to unrealized mark-to market gains in FY24 YTD, and higher Board of Governors-approved and other transfers, partially offset by a release of provision for losses on loans and other exposures in FY25 YTD, compared to a provision expense in FY24 YTD (Table 2).
Results from Lending activities
Loan Interest Revenue
Under IBRD’s pricing policy, the lending rates for loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates. The portion of the loan portfolio funded by equity is sensitive to changes in short-term interest rates.
Figure 2: Loans interest revenue and funding cost
(including related derivatives)
In millions of U.S. dollars, YTD

Loan interest revenue (including related derivatives)
Loan funding cost (including related derivatives)
5,000
4,000
3,000
2,000
1,000
0
FY21
FY22
FY23
FY24
FY25

Figure 3: Loan interest revenue, net of funding
costs ᵃ
In millions of U.S. dollars, YTD

Loan interest revenue, net of funding costs [a]
Loan interest revenue, net of funding costs [a] and Other ALM derivatives, combined
2,000
1,500
1,000
500
0
FY21
FY22
FY23
FY24
FY25

a.Includes related derivatives.
For the first three months of FY25, IBRD’s loan interest revenue, net of funding costs was $1,292 million, an increase of $143 million, compared with the same period in FY24 (Figure 3), consistent with the increase in average loan balance and interest rates during the period. Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio that is sensitive to interest rate movements, thereby partially stabilizing the net interest revenue earned from these loans (as illustrated in Figure 3). Other ALM derivatives comprise interest rate swaps, which are used to convert the variable rate cash flows from these loans to fixed rate cash flows.
In October 2024, as a part of the package of measures to deliver on WBG's new vision and mission, the Board approved adjustments to IBRD's loan pricing, which include: 1) a grace period, during which no commitment fees are charged for the first four years for Investment Project Financing (IPFs) and Program-for-Results Financing
(PforRs); 2) removal of the prepayment premium; 3) introduction of a 7 year Short Maturity Loan (SML) with a maturity discount applied to the contractual spread; and 4) inclusion of all Climate Resilient Debt Clause (CRDC)-
eligible IBRD borrowers in the lowest pricing group.
IBRD Management's Discussion and Analysis: September 30, 2024    11

Management’s Discussion and Analysis	Section III: Financial Results
Provision for losses on loans and other exposures
IBRD recorded income from the release of provision for losses on loans and other exposures of $194 million in
FY25 YTD, compared to $205 million expense in FY24 YTD. As the majority of IBRD’s loans carry a variable interest rate, changes in forward interest rates impact the expected losses that are recorded through the provision for losses on loans and other exposures in the statements of income. Accordingly, the decrease was primarily driven by the lower loss given default (severity) compared to FY24 YTD, due to the decrease in relevant implied forward interest rates in FY25 YTD, compared to the increase in relevant implied forward interest rates in FY24 YTD. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge interest on overdue interest.
Figure 4: Change in Net Loans Outstanding
In billions of U.S. dollars

270
260
250
240
230
260.2
6.5
(2.8)
0.2
2.2
266.3
Net Loans outstanding as of June 30, 2024
Gross loan disbursements
Repayments and prepayments
Accumulated provision for loan losses
Translation adjustments and others
Net Loans outstanding as of September 30, 2024

Figure 5: Net Loans Outstanding
In billions of U.S. dollars
As of September 30, 2024, 81% of IBRD’s total loans outstanding after derivatives, were denominated in U.S.
dollars, and 19% were denominated in euro. For the regional presentation of loans outstanding, see Notes to
Condensed Quarterly Financial Statements, Note D: Loans and other exposures, Table D6.
Gross disbursements were $6.5 billion in FY25 YTD, a $0.7 billion increase compared with the same period in
FY24 (Table 4).

Table 4: Gross Disbursements by Region
In millions of U.S. dollars
For the three months ended September 30,	2024	% of total	2023	% of total	Variance
Eastern and Southern Africa	$24	*	$75	1%	$(51)
Western and Central Africa	22	*	22	*	—
East Asia and Pacific	1,282	20	343	6	939
Europe and Central Asia	525	8	2,274	39	(1,749)
Latin America and the Caribbean	1,734	27	1,766	31	(32)
Middle East and North Africa	1,017	16	777	13	240
South Asia	1,865	29	550	10	1,315
Total	$6,469	100%	$5,807	100%	$662

* Indicates percentage less than 0.5%.
3 Eligible borrowers are IBRD Small State Economies, members of the Small States Forum, and Small Island Developing States as defined by the
United Nations.
12    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section III: Financial Results
Net commitments were $5.6 billion in FY25 YTD, a $2.2 billion increase compared with the same period in FY24
(Table 5).

Table 5: Net Commitments by Region
In millions of U.S. dollars
For the three months ended September 30,	2024	% of total	2023	% of total	Variance
Eastern and Southern Africa	$988	18%	$184	6%	$804
East Asia and Pacific	653	12	1,130	34	(477)
Europe and Central Asia	2,299	41	110	3	2,189
Latin America and the Caribbean	1,627	29	1,510	45	117
Middle East and North Africa	—	—	350	11	(350)
South Asia	—	—	46	1	(46)
Total	$5,567	100%	$3,330	100%	$2,237

Climate Resilient Debt Clause (CRDC)
IBRD offers CRDCs for eligible new and existing loans (with minimum remaining maturity of five years), for certain borrowers3. CRDCs allow eligible borrowing countries to defer payments of principal and/or interest (and other loan charges) for up to two years after an eligible event. After the deferral period, the borrower will restart payments of the deferred amounts according to a modified amortization schedule that maintains the original weighted average maturity of the loan, and does not extend the final maturity date. The eligible events when the clause was first offered were tropical cyclones and earthquakes. In October 2024, the Board approved an extension of the covered events to include all natural catastrophes, including droughts, floods, and public health emergencies caused by a biological event. As of September 30, 2024, out of 24 eligible countries (including Blend countries), 8 countries elected to include CRDCs in their loans, totaling $912 million of outstanding principal. Total loans outstanding for the 24 countries as of September 30, 2024 that are eligible for CRDCs was $5,413 million (inclusive of the $912 million).
Results from Investing Activities
Net Investment Portfolio
IBRD’s net investment portfolio was $92.8 billion as of September 30, 2024 ($82.7 billion as of June 30, 2024). Of this amount, $88.7 billion related to the liquid asset portfolio ($78.8 billion as of June 30, 2024). See Notes to
Condensed Quarterly Financial Statements, Note C: Investments. The increase in the liquid asset portfolio is primarily due to the net new debt issuances that were higher than net loan disbursements during the period, and in line with the higher target liquidity level in FY25 (Table 14).
Net Investment Revenue
IBRD’s net investment revenue remained relatively stable at $19 million in FY25 YTD. The higher funding costs that exceeded the increase in investment interest income mainly due to higher average interest rates, were largely offset by the unrealized mark-to-market gains on the trading portfolio, compared to unrealized mark-to-market losses in FY24 YTD.
IBRD Management's Discussion and Analysis: September 30, 2024    13

Management’s Discussion and Analysis	Section III: Financial Results
Figure 6: Net Investment Portfolio
In billions of U.S. dollars

Liquid asset portfolio
Other investment portfolios
100
80
60
40
20
0
3.1
82.8
3.3
78.8
3.8
75.4
3.9
78.8
4.1
88.7
Jun 21
Jun 22
Jun 23
Jun 24
Sep 24

Figure 7: Investment Revenue, net
In millions of U.S. dollars, YTD
Results from Borrowing Activities
As of September 30, 2024, the borrowing portfolio was $302.9 billion, a $15.7 billion increase compared with
June 30, 2024 (Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). The increase was primarily due to net new debt issuances during the period. New issuances of medium-and long-term debt of $17.6 billion during the first three months of FY25 were highly diversified by investor profile and location, with an average maturity of 5.4 years. The funds raised financed development lending operations and satisfied liquidity requirements.
Figure 8: Borrowing Portfolio (original maturities)
In billions of U.S. dollars

Medium-and long-term
Short-term
350
280
210
140
70
0
10.2
15.1
10.1
9.0
14.7
243.5
241.8
256.7
278.1
288.2
Jun 21
Jun 22
Jun 23
Jun 24
Sep 24

Net Other Revenue
Net other revenue was lower by $3 million in FY25 YTD, compared with the same period in FY24. The decrease was mainly due to unrealized mark-to-market losses from forward contracts with an asset held at amortized cost as underlying, partially offset by investment earnings from the PEBP and PCRF holdings.

Table 6: Net Other Revenue
In millions of U.S. dollars
For the three months ended September 30,	2024	2023	Variance
Loan commitment fees	$40	$35	$5
Guarantee fees	4	4	—
Others, including net earnings from the PEBP and PCRF	(17)	(9)	(8)
Net other revenue (Table 2)	$27	$30	$(3)

Net Non-Interest Expenses
As shown in Table 7, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities, and include costs related to Bank-executed activities for trust funds and other externally funded activities. IBRD and IDA's administrative budget is a single resource envelope that funds the
14    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section III: Financial Results
combined work programs of both entities. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between the two entities.
Figure 9: Net Non-Interest Expenses (GAAP basis)
In millions of U.S. dollars, YTD
The increase in net non-interest expenses from FY24 YTD to FY25 YTD, on a GAAP basis and on an allocable income basis, was primarily driven by higher staff costs (Table 7).

Table 7: Net Non-Interest Expenses
In millions of U.S. dollars
For the three months ended September 30,	2024	2023	Variance
Administrative expenses
Staff costs	$310	$286	$24
Travel	26	23	3
Consultant fees and contractual services	81	71	10
Pension service cost [a]	73	70	3
Communications and technology	25	23	2
Premises and equipment	30	30	—
Other expenses	31	26	5
Total administrative expenses	$576	$529	$47
Contributions to special programs	1	1	—
Revenue from externally funded activities:
Reimbursable revenue – Bank-executed activities for trust funds	(111)	(98)	(13)
Other revenue	(73)	(66)	(7)
Total revenue from externally funded activities	$(184)	$(164)	$(20)
Net non-interest expenses (Table 2)	393	366	27
Net pension cost, other than service cost [b] (Table 2)	(44)	(48)	4
Net non-interest expenses - GAAP basis	$349	$318	$31
Adjustments to arrive at net non-interest expenses - allocable income basis
Pension, Externally Financed Outputs (EFO) and Reserve Advisory and Management Partnership (RAMP) adjustments [c]	39	42	(3)
Net non-interest expenses - allocable income basis	$388	$360	$28

a. The pension service cost represents the cost of benefits attributable to services performed by employees for the Bank during the period. See Notes to Condensed Quarterly Financial Statements, Note K: Pension and Other Postretirement Benefits.

b. Amount is included in Other Non-interest expenses in the Condensed Statements of Income (Table 2).
c. Adjustments are included in the Pension and other adjustments line in Table 2.
Unrealized mark-to-market gains and losses on non-trading portfolios
Unrealized mark-to-market gains and losses associated with the non-trading portfolios are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first three months of FY25, net unrealized mark-to-market losses were $423 million
($500 million net unrealized mark-to-market gains for same period in FY24) (Table 2).
IBRD Management's Discussion and Analysis: September 30, 2024    15

Management’s Discussion and Analysis	Section III: Financial Results

Table 8: Unrealized Mark-to-market Gains / (Losses) on Non-trading Portfolios [a]
In millions of U.S. dollars
For the three months ended September 30,	2024	2023	Variance
Loan-related derivatives	$(2,062)	$1,254	$(3,316)
Other ALM derivatives	1,842	(707)	2,549
Borrowings, including derivatives	(201)	(47)	(154)
Client operations and other derivatives, net	(2)	–	(2)
Total	$(423)	$500	$(923)

a. Adjusted to exclude amounts reclassified to realized mark-to-market gains (losses).
Loan Portfolio
Loans are reported at amortized cost on the balance sheet and therefore the mark-to-market effect on loans is not reflected in reported net income. However, the derivatives used to convert loans from fixed-rate to variable-rate instruments, for asset / liability management purposes, are reported at fair value. From an economic perspective,
IBRD’s loans after the effect of derivatives carry variable interest rates and have a low sensitivity to interest rates.
The unrealized mark-to-market losses on loan related derivatives of $2,062 million for the first three months of
FY25 were primarily due to the decrease in relevant interest rates during this period, compared to an increase in relevant interest rates for the three months ended as of September 30, 2023. See Section IV: Risk Management for
additional details on how IBRD uses derivatives in the loan portfolio.
Other ALM Portfolio
IBRD uses derivatives to stabilize its interest revenue from the portion of loans that is sensitive to changes in short-
term interest rates. The Other ALM portfolio consists of derivatives which convert a portion of variable rate loan cash flows to fixed rate loan cash flows. In the first three months of FY25, IBRD recorded unrealized mark-to-
market gains of $1,842 million on this portfolio primarily due to the decrease in relevant interest rates during this period, compared to an increase in relevant interest rates for the three months ended as of September 30, 2023. The duration of this portfolio was 4.6 years, within the Board established limit of 5 years.
Borrowing Portfolio
IBRD’s bonds and the related derivatives are reported at fair value. IBRD recorded $201 million of net unrealized mark-to-market losses on IBRD’s bonds and associated derivatives, due to the decrease in relevant interest rates as of September 30, 2024, compared to June 30, 2024. The unrealized mark-to-market losses on the bonds due to the decrease in relevant interest rates exceeded the gains on the bond-related derivatives. The net unrealized mark-to-
market losses on IBRD’s bonds exclude changes in IBRD’s own credit, referred to as the DVA on Fair Value Option elected liabilities, which is instead recorded in Accumulated Other Comprehensive Income (AOCI). For the first three months of FY25, the DVA was $514 million of unrealized mark-to-market gains, resulting mainly from the widening of IBRD’s credit spreads relative to the applicable reference rate during the period. As of September 30,
2024, IBRD’s Condensed Balance Sheets included a cumulative DVA of $1,187 million of mark-to-market gains reflected in AOCI (see Notes to the Condensed Quarterly Financial Statements, Note J – Fair Value Disclosures).
16    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section III: Financial Results
Board of Governors-approved and Other Transfers
During the first three months of FY25, Board of Governors approved the following transfers as shown below:

Date of approval	Amount ($ in million)	Source	Beneficiary	Date transferred	Reported as

September 9, 2024	100	Surplus [a]	Trust Fund for Gaza and West Bank	September 16, 2024	Board of Governors- approved and other transfers on Condensed Statement of Income
September 18, 2024	200	Surplus	Trust Fund for Gaza and West Bank	September 30, 2024	Board of Governors- approved and other transfers on Condensed Statement of Income
September 18, 2024	515	FY24 allocable income	IDA [b]	September 30, 2024	Board of Governors- approved and other transfers on Condensed Statement of Income
September 18, 2024	200	Surplus	IBRD Surplus-Funded Livable Planet Fund (LPF1) [c]	September 30, 2024	Reclassification within Retained Earnings on Condensed Balance Sheet
a. On September 18, 2024, IBRD's Board of Governors approved an allocation of $500 million from FY24 allocable income to
Surplus and $834 million to be retained in the General Reserve. As of September 30, 2024, the balance in Surplus was $100 million ($100 million - June 30, 2024).

b. Since 1964, IBRD has made transfers to IDA out of its net income, upon approval by the Governors. Under a formula-based approach for IBRD's income support to IDA, the amount of income transfer recommended for IDA is a function of IBRD's financial results.

c. Unutilized IBRD Surplus-Funded Livable Planet Fund (LPF1) contributions are included in Retained Earnings on the Condensed
Balance Sheet ($301 million - September 30, 2024 and $101 million - June 30, 2024). For the three months ended
September 30, 2024, no grants were made by the LPF1 Fund and no amounts are recorded in Board of Governors-approved and other transfers on the Condensed Statements of Income.

IBRD Management's Discussion and Analysis: September 30, 2024    17

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management
Risk Governance
IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly the Audit Committee, periodically reviews trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls. Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities.
Risk Oversight and Coverage
The Vice President and WBG Chief Risk Officer (CRO) oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity and model risks, and (iii) operational risks relating to people, processes, and systems, or from external events.
The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where
fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the
Integrity Vice Presidency jointly address such issues.
For a detailed discussion of the risk governance and risk oversight and coverage, see IBRD’s MD&A for the fiscal year ended June 30, 2024, Section IX: Risk Management.
Management of IBRD’s Risks
IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market, and operational risks in its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.
In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.
18    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section IV: Risk Management
Capital Adequacy
IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.
IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s
Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the Equity-to-
Loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio and other exposures over a medium-term capital-planning horizon.
As shown in Table 9, IBRD’s Equity-to-Loans ratio decreased from 21.5% as of June 30, 2024 to 21.3% as of
September 30, 2024, primarily due to the increase in total loan exposure exceeding the increase in usable equity. The ratio remained above the 19% minimum ratio under the strategic capital adequacy framework. In October 2024, as part of the WBG evolution process, the Board approved establishing the new Framework of Restoration Measures
(FRM) for capital adequacy, which further strengthens the protection for IBRD’s triple-A rating. The FRM includes a set of capital adequacy-related metrics, along with indicative thresholds, as well as restoration measures.
Following the establishment of the FRM, the Board approved a reduction in the policy minimum Equity-to-Loans ratio from 19% to 18% based on a review of IBRD's capital adequacy framework, which became effective immediately after the Board approval. The minimum Equity-to-Loans ratio policy continues to support IBRD's triple-A rating and long-term financial sustainability.
In October 2024, the Board also approved Enhanced Callable Capital (ECC), another shareholder support instrument to expand IBRD's financing capacity. Shareholders can convert a portion of their existing callable capital to the enhanced terms so that it can be called earlier when IBRD faces an imminent threat of a rating downgrade, but not yet at a point where it is at risk of defaulting to its bondholders, which is when a call on the current form of callable capital will be made. The ECC conversion is on a voluntary basis and upon bilateral agreement between the shareholder and IBRD.
In October 2024, IBRD signed bilateral agreements related to hybrid capital with 4 member countries for a total notional value of $420 million, expected to be settled over the next 4 years. Hybrid capital is an instrument that has characteristics of both debt and equity, and while reported under GAAP as debt on the balance sheet, for capital adequacy purposes, it is a component of usable equity in the equity-to-loans ratio.
In October 2024, IBRD signed portfolio guarantee agreements of $1.1 billion notional with 2 member countries under its new Portfolio Guarantee Platform. Portfolio guarantees are risk management instruments that support additional financing capacity for IBRD. The effect of portfolio guarantees will be reflected through reductions to loan exposures in the equity-to-loans ratio that capture their first-loss and portfolio-wide loss-absorption features.
The portfolio guarantees will be reported as recoverable assets and included in Other assets on IBRD's Balance
Sheet, when effective.
IBRD Management's Discussion and Analysis: September 30, 2024    19

Management’s Discussion and Analysis	Section IV: Risk Management

Table 9: Equity-to-Loans Ratio
In millions of U.S. dollars
			Variance
As of	September 30, 2024	June 30, 2024	Total	Due to Activities	Due to Translation Adjustments

Usable paid-in capital (Table 10)	$21,678	$21,183	$495	$302	$193
Special reserve	293	293	—	—	—
General reserve [a]	34,058	34,058	—	—	—
Cumulative translation adjustment [b]	(722)	(1,126)	404	—	404
Other adjustments [c]	166	247	(81)	—	(81)
Equity (usable equity)	$55,473	$54,655	$818	$302	$516

Loan exposures	$269,148	$263,190	$5,958	$3,673	$2,285
Adjustments to reflect third-party guarantees received	(10,710)	(10,658)	(52)	(24)	(28)
Present value of guarantees provided	3,618	3,488	130	39	91
Effective but undisbursed DDOs	1,281	1,261	20	—	20
Relevant accumulated provisions	(2,782)	(2,942)	160	191	(31)
Deferred loan income	(616)	(594)	(22)	(16)	(6)
Other exposures	388	377	11	11	—
Loans (total exposure)	$260,327	$254,122	$6,205	$3,874	$2,331

Equity-to-Loans Ratio	21.3%	21.5%

a. June 30, 2024 amount includes the transfer to the General Reserve, which was approved by the Board on August 6, 2024.
b. Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c. Includes cumulative translation gains on non-functional currencies of $214 million ($295 million gains as of June 30, 2024).

Table 10: Usable Paid-In Capital
In millions of U.S. dollars
As of	September 30, 2024	June 30, 2024	Variance
Paid-in Capital	$22,754	$22,452	$302
Deferred amounts to maintain value of currency holdings [a]	(378)	(558)	180
Adjustments for unreleased NCPIC:
Restricted cash	(67)	(66)	(1)
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(311)	(310)	(1)
Receivable amounts to maintain value of currency holdings	(322)	(337)	15
MOV payable	2	2	—
Total Adjustments for unreleased NCPIC	(698)	(711)	13
Usable paid-in capital	$21,678	$21,183	$495

a. The Maintenance-Of-Value (MOV) on released National Currency Paid-In Capital (NCPIC) is considered to be deferred.
During the first three months of FY25, IBRD received $302 million of paid-in capital subscribed under the 2018
GCI and SCI, bringing the cumulative amounts received to $6.3 billion, 84% of the $7.5 billion expected over the subscription period. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s Equity-to-Loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.
20    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section IV: Risk Management
Credit Risk
IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.
Country Credit Risk
IBRD manages country credit risk by using individual country exposure limits and produces credit risk ratings for all its borrowing countries, which reflect country economic, financial, and political circumstances, and also considers Environmental, Social and Governance (ESG) risk factors. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.
Figure 10: Country Exposures as of September 30, 2024
In billions of U.S. dollars
a.Exposure includes loans outstanding and guarantees provided and are net of guarantees received.
As of September 30, 2024, IBRD's loans outstanding to Ukraine were $14.1 billion and guarantees provided to
Ukraine were $0.5 billion. Guarantees and other credit enhancements received from third parties for the benefit of
Ukraine were $8.1 billion, bringing IBRD's net exposure to Ukraine to $6.5 billion.
Credit enhancement arrangements
As of September 30, 2024, IBRD had $8,907 million of outstanding loans under which guarantees were received from highly rated member countries or other Multilateral Development Banks ($8,850 million as of June 30, 2024).
These serve as credit enhancements and reduce IBRD's internal risk capital requirements. The guarantees that are contractually attached to the loan reduce the exposure at risk in computing the loan loss provision. Guarantees that are not contractually attached to the loan are recorded as a recoverable asset and included in Other assets on the
Balance Sheet (see Notes to the Financial Statements, Note D: Loans and Other Exposures).
Further, IBRD also received other forms of credit enhancements for loans outstanding totaling $2,016 million as of
September 30, 2024 ($2,016 million as of June 30, 2024), that protect IBRD against the risk of loss on certain loans in IBRD's portfolio. These credit enhancements are accounted for as derivatives at fair value and are included in
Other assets on IBRD’s Balance Sheet as they do not meet the accounting definition of guarantees.
IBRD Management's Discussion and Analysis: September 30, 2024    21

Management’s Discussion and Analysis	Section IV: Risk Management

Table 11: Credit Enhancements Received
In millions of U.S. dollars
As of	September 30, 2024	June 30, 2024
Bi-lateral Guarantees Received
Borrowing Country With Loan Guarantees
Brazil	200	200
Egypt, Arab Republic of	140	142
Indonesia	350	350
Iraq	359	359
Jordan	367	367
Morocco	155	155
Philippines	220	220
Ukraine	7,116	7,057
Total Outstanding	$8,907	$8,850

Other Credit Enhancements Received
Borrowing Country With Other Credit Enhancements
India	1,000	1,000
Ukraine	1,016	1,016
Total Outstanding	$2,016	$2,016

Total Guarantees and Credit Enhancements Received	$10,923	$10,866

Portfolio Concentration Risk
Portfolio concentration risk, which arises when a small group of borrowers accounts for a large share of loans outstanding, is a key risk for IBRD. The ten countries with the highest exposures accounted for 58% of IBRD’s total exposure as of September 30, 2024.
Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees provided, the undisbursed portion of DDOs, and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) or the Single Borrower Limit
(SBL).
The SBL framework reflects a dual-SBL system, which differentiates between countries below the Graduation
Discussion Income (GDI) threshold and those above it. Under this system, the FY25 SBL is $30.9 billion for highly creditworthy countries below the GDI, and $22.2 billion for highly creditworthy countries above the GDI.
Accumulated Provision for Losses on Loans and Other Exposures
As of September 30, 2024, IBRD’s accumulated provision for losses on loans and other exposures was $2,803 million (including $517 million of accumulated provision related to loan commitments, see Notes to Condensed
Quarterly Financial Statements - Note D: Loans and Other Exposures), which was less than 1% of the underlying exposures ($3.0 billion as of June 30, 2024, less than 1% of the underlying exposures).
As of September 30, 2024, 0.5% of IBRD’s total loans outstanding were in nonaccrual status, all related to
Zimbabwe and Belarus. During the first three months of FY25, IBRD received $1 million ($1 million for FY24
YTD) from borrowers in non-accrual status as payment towards amounts overdue, none of which ($1 million for
FY24 YTD) relates to interest income recognized in the Statements of Income. See Notes to Condensed Quarterly
Financial Statements, Note D: Loans and Other Exposures.
No loans to any borrowing country were restored to accrual status during the first three months of FY25.
22    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section IV: Risk Management
Counterparty Credit Risk
IBRD is exposed to commercial and non-commercial counterparty credit risk.
Commercial Counterparty Credit Risk
Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.
As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-
sovereign holdings (including Agencies and Asset-backed securities, Corporates, and Time Deposits).
As shown in Table 12, 73% of IBRD's investment portfolio is rated AA or above, and the remainder predominantly rated A. The exposures with AAA and AA rated counterparties primarily relate to sovereign debt and time deposits.
The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Table 12: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating
In millions of U.S. dollars
	As of September 30, 2024
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$11,593	$9,551	$—	$21,144	23%
AA	4,095	41,635	82	45,812	50
A	7,526	17,509	152	25,187	27
BBB	2	30	—	32	*
BB or lower/unrated	—	7	—	7	*
Total	$23,216	$68,732	$234	$92,182	100%

	As of June 30, 2024
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$9,583	$8,844	$—	$18,427	23%
AA	6,778	36,481	54	43,313	54
A	7,240	11,505	131	18,876	23
BBB	4	28	—	32	*
BB or lower/unrated	—	7	—	7	*
Total	$23,605	$56,865	$185	$80,655	100%

a. Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates percentage less than 0.5%.
Non-Commercial Counterparty Credit Risk
In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (Table 13).
IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of September 30, 2024, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount
IBRD Management's Discussion and Analysis: September 30, 2024    23

Management’s Discussion and Analysis	Section IV: Risk Management
of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Table 13: Non-Commercial Counterparty Credit Risk
In millions of U.S. dollars
Exposures as of September 30, 2024
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$7,230	$—
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing financial risks	2,188	—
			$9,418	$—

Changes in Credit Spreads
The sensitivity of IBRD’s portfolios to credit represents the change in fair value corresponding to changes in credit spreads.
◦Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see investment eligibility criteria in IBRD’s MD&A as of
June 30, 2024) and a consultative loss limit.
◦Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates.
Changes in IBRD’s credit spreads result in unrealized mark-to-market gains/losses, recorded as Net Change in DVA on Fair Value Option elected liabilities in the Condensed Statements of Comprehensive Income.
◦Loans: IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates
Credit Default Swaps (CDS) spreads as an indicator of the credit risk for each borrower. IBRD does not hedge its sovereign credit exposure, but Management assesses its credit risk through a loan-loss provisioning framework. The loan loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.
◦Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments.
Market Risk
IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.
Interest Rate Risk
Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-
rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.
Loans to borrowing countries
Under IBRD’s loan agreements, if an interest rate yields a negative rate, the interest rate charged is zero.
Liquid Asset Portfolio
IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2024).
The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than short-term bank deposits.
24    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section IV: Risk Management
These investments generally yield positive returns over the risk-free reference rate (SOFR) but can generate mark-
to-market gains or losses if the credit spread moves.
Fixed Spread Loan Refinancing Risk
Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms was suspended. Refinancing risk for funding fixed-spread loans in the portfolio relates to the potential impact of any future deterioration in IBRD's funding spread relative to what was computed in the fixed-spread when the loan was initially disbursed. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk by charging a risk premium.
Other Interest Rate Risks
Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the reset dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.
Exchange Rate Risk
IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the Equity-to-Loans ratio against exchange rate movements.
To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives)
with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the Equity-to-Loans ratio; thereby preserving
IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange rate movements. As a result, exchange rate movements during the period generally do not have an impact on the overall
Equity-to-Loans ratio.
Liquidity Risk
Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.
Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified Prudential
Minimum to safeguard against cash flow interruptions.
The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The
Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of 150% of the
Target Liquidity Level continues to function as a guideline rather than a hard ceiling (Table 14).

Table 14: Liquidity Levels for FY25
	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	$65.0
Guideline Maximum Liquidity Level	97.5	150%
Prudential Minimum Liquidity Level	52.0	80%
Liquid Asset Portfolio as of September 30, 2024	$88.7	136%
The FY25 Target Liquidity Level is $6.0 billion higher than the prior year, due to the higher projected debt service in FY25.
IBRD Management's Discussion and Analysis: September 30, 2024    25

Management’s Discussion and Analysis	Section IV: Risk Management
Operational Risk
Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.
IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security, staff health and safety, information security and data privacy, business continuity, and third-party risks.
IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.
26    IBRD Management's Discussion and Analysis: September 30, 2024

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance
Senior Management Changes
Lakshmi Shyam-Sunder, WBG Chief Risk Officer and Vice President, will be retiring and leaving the Bank in
January 2025. Dennis McLaughlin was appointed to this role effective January 2, 2025.
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    27
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
(IBRD)
CONTENTS
September 30, 2024
CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)
28    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
CONDENSED BALANCE SHEETS
Expressed in millions of U.S. dollars

	September 30, 2024 (Unaudited)	June 30, 2024 (Unaudited)
Assets
Due from banks—Notes C and J
Unrestricted cash	$455	$410
Restricted cash	83	80
	538	490
Investments-Trading (including securities transferred under repurchase or securities lending agreements of $105 million—September 30, 2024 and $255 million—June 30, 2024)—Notes C and J	94,239	82,728

Securities purchased under resale agreements—Notes C and J	76	79

Derivative assets, net—Notes C, E, F, H and J	508	456

Loans outstanding—Notes D, H and J
Total loans approved	354,261	348,248
Less: Undisbursed balance (including signed loan commitments of $71,060 million—September 30, 2024 and $66,761 million— June 30, 2024)	(85,113)	(85,058)
Loans outstanding	269,148	263,190
Less:
Accumulated provision for loan losses	(2,203)	(2,360)
Deferred loan income	(617)	(594)
Net loans outstanding	266,328	260,236

Other assets—Notes C, D, E and H	14,432	12,623

Total assets	$376,121	$356,612
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    29

	September 30, 2024 (Unaudited)	June 30, 2024 (Unaudited)
Liabilities
Borrowings—Notes E and J	$287,131	$261,790
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and J	106	256

Derivative liabilities, net—Notes C, E, F, H and J	14,606	22,728

Other liabilities—Notes C, D and H	9,760	8,354
Total liabilities	311,603	293,128

Equity
Capital stock—Note B
Authorized capital (2,783,873 shares—September 30, 2024 and June 30, 2024)
Subscribed capital (2,699,235 shares—September 30, 2024, and 2,678,098 shares—June 30, 2024)	325,622	323,072
Less: Uncalled portion of subscriptions	(302,868)	(300,620)
Paid-in capital	22,754	22,452
Nonnegotiable, non-interest-bearing demand obligations on account of subscribed capital	(311)	(310)
Receivable amounts to maintain value of currency holdings	(322)	(337)
Deferred amounts to maintain value of currency holdings	(378)	(558)
Retained earnings (Note G)	37,765	38,283
Accumulated other comprehensive income—Note I	5,010	3,954
Total equity	64,518	63,484
Total liabilities and equity	$376,121	$356,612
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
30    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
CONDENSED STATEMENTS OF INCOME
Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2024	2023
Interest revenue
Loans, net—Note D	$4,225	$3,695
Other asset / liability management derivatives, net	(416)	(422)
Investments-Trading, net	1,145	1,068

Borrowing expenses, net—Note E	(4,067)	(3,562)
Interest revenue, net of borrowing expenses	887	779

Provision for losses on loans and other exposures, release (charge) —Note D	194	(207)

Non-interest revenue
Revenue from externally funded activities—Note H	184	164
Commitment charges—Note D	40	35
Other, net	8	12
Total	232	211

Non-interest expenses
Administrative—Notes H and K	(576)	(529)
Contributions to special programs	(1)	(1)
Other, net—Note K	38	42
Total	(539)	(488)

Board of Governors-approved and other transfers—Note G	(815)	(80)

Non-functional currency translation adjustment (losses) gains, net	(47)	8

Unrealized mark-to-market (losses) gains on Investments-Trading portfolio, net—Notes F and J	(7)	(40)

Unrealized mark-to-market (losses) gains on non-trading portfolios, net—Notes D, E, F and J	(423)	500

Net (loss) Income	$(518)	$683
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    31
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2024	2023

Net (loss) income	$(518)	$683
Other comprehensive income (loss) —Note I
Amortization of unrecognized net actuarial gains on pension plans	(16)	(16)
Amortization of unrecognized prior service costs on pension plans	2	2
Net change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities—Note J	514	(55)
Currency translation adjustments on functional currency gains (losses)	556	(258)
Total other comprehensive income (loss)	1,056	(327)
Total comprehensive income	$538	$356
CONDENSED STATEMENTS OF CHANGES IN RETAINED EARNINGS
Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2024	2023
Retained earnings at the beginning of the fiscal year	$38,283	$36,141
Net (loss) income for the period	(518)	683
Retained earnings at the end of the period	$37,765	$36,824
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
32    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2024	2023
Cash flows from investing activities
Loans
Disbursements	$(6,454)	$(5,791)
Principal repayments	2,784	3,531
Principal prepayments	13	17
Loan origination fees received	6	8
Net derivatives-loans	3	4
Other investing activities, net	(60)	(31)
Net cash used in investing activities	(3,708)	(2,262)
Cash flows from financing activities
Medium and long-term borrowings
New issues	17,597	13,285
Retirements	(8,529)	(9,672)
Short-term borrowings (original maturities greater than 90 days)
New issues	6,044	3,147
Retirements	(3,830)	(6,368)
Net short-term borrowings (original maturities less than 90 days)	3,412	3,077
Net derivatives-borrowings	120	(133)
Capital subscriptions	302	300
Net cash provided by financing activities	15,116	3,636
Cash flows from operating activities
Net (loss) income	(518)	683
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized mark-to-market losses (gains) on non-trading portfolios, net	423	(500)
Non-functional currency translation adjustment losses (gains), net	47	(8)
Depreciation and amortization	147	145
Provision for losses on loans and other exposures (release) charge	(194)	207
Changes in:
Investment portfolio	(9,074)	(1,519)
Other assets and liabilities	(2,195)	(403)
Net cash used in operating activities	(11,364)	(1,395)
Effect of exchange rate changes on unrestricted and restricted cash	4	(7)
Net increase (decrease) in unrestricted and restricted cash	48	(28)
Unrestricted and restricted cash at the beginning of the fiscal year	490	547
Unrestricted and restricted cash at the end of the period	$538	$519
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$2,285	$(1,068)
Investment portfolio	76	(76)
Borrowing portfolio	1,815	(871)
Capitalized loan origination fees included in total loans	15	16
Interest paid on borrowing portfolio	4,548	3,587
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    33
NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS
NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
Basis of Preparation
These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30,
2024 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2024 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of
America (U.S. GAAP).
Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, the valuation of certain instruments carried at fair value, and the valuation of pension and other postretirement plan-related liabilities.
The results of operations for the first three months of the current fiscal year are not necessarily indicative of results for the full year.
Accounting and Reporting Developments
Evaluated Accounting Standards:
In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU)
2022-03, Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual
Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and should not be factored in when measuring fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The
ASU requires certain disclosures for equity securities subject to contractual sale restrictions. For IBRD, the ASU became effective from the quarter ended September 30, 2024 and the adoption of the ASU did not have a material impact on IBRD's financial statements.
Accounting Standards Under Evaluation:
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable
Segment Disclosures, which requires additional segment disclosures for public entities, including those with a single reportable segment, such as the significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the title and position of the CODM, as well as an explanation of how the CODM uses the reported measure of segment profit or loss. All existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses. For IBRD, the ASU will be effective for the annual period ending June 30, 2025 (annual statements of fiscal year 2025). IBRD is currently evaluating the impact of the ASU on its financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response
to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. If by June 30,
2027, the SEC has not removed the applicable SEC requirement, the related ASU amendment will not become effective. IBRD is currently evaluating the impact of the ASU on its financial statements.
34    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
NOTE B—CAPITAL STOCK
The following table provides a summary of changes in IBRD’s authorized and subscribed shares:
Table B1: IBRD's Shares

	Authorized shares	Subscribed shares
As of June 30, 2023	2,783,873	2,634,728
General Capital Increase/Selective Capital Increase (GCI/SCI)	–	43,370
As of June 30, 2024	2,783,873	2,678,098
GCI/SCI	–	21,137
As of September 30, 2024	2,783,873	2,699,235

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:
Table B2: IBRD's Capital

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2023	$317,840	$(296,021)	$21,819
GCI/SCI	5,232	(4,599)	633
As of June 30, 2024	323,072	(300,620)	22,452
GCI/SCI	2,550	(2,248)	302
As of September 30, 2024	$325,622	$(302,868)	$22,754

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.
On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion. On May 23, 2023, the Board approved the extension of the subscription period for GCI and SCI from October 1, 2023 to October 1, 2025. As of September 30, 2024, the cumulative subscription payments received under the 2018 capital increases were $6.3 billion.
NOTE C—INVESTMENTS
IBRD’s investments include the liquid asset portfolio and holdings relating to the Post Employment Benefit Plan
(PEBP) and the Post Retirement Contribution Reserve Fund (PCRF).
Investments held by IBRD are designated as trading and reported at fair value or at face value which approximates fair value. As of September 30, 2024, Investments were primarily comprised of time deposits and government, agency and corporate obligations (53% and 42%, respectively), with all of the instruments classified as Level 1 or
Level 2 within the fair value hierarchy.
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    35
A summary of IBRD’s Investments-Trading is as follows:
Table C1: Investments - Trading composition

In millions of U.S. dollars
	September 30, 2024	June 30, 2024
Government, agency and corporate obligations	$39,650	$32,353
Time deposits	49,942	45,991
Asset-backed Securities (ABS)	2,057	1,880
Other fund investments [a]	2,222	2,155
Equity securities [a]	368	349
Total	$94,239	$82,728

a. Related to PEBP holdings. Other fund investments are comprised of investments in hedge funds, private equity funds, commingled funds, credit strategy funds and real asset funds, at net asset value (NAV).

IBRD manages its investments on a net portfolio basis. As of September 30, 2024, the largest holdings from a single counterparty within the net investment portfolio was the Government of Singapore (11%). The following table summarizes IBRD’s net investment portfolio position:
Table C2: Net investment portfolio

In millions of U.S. dollars
	September 30, 2024	June 30, 2024
Investments-Trading	$94,239	$82,728
Securities purchased under resale agreements	76	79
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(149)	(277)
Derivative assets
Currency swaps and forward contracts	71	812
Interest rate swaps	15	14
Other [b]	–	1
Total	86	827
Derivative liabilities
Currency swaps and forward contracts	(710)	(68)
Interest rate swaps	(167)	(450)
Other [b]	(6)	–
Total	(883)	(518)
Cash held in investment portfolio [c]	358	308
Receivable from investment securities traded and other assets	1,085	438
Payable for investment securities purchased [d]	(1,636)	(561)
IFC PCRF payable [e]	(388)	(344)
Net investment portfolio	$92,788	$82,680

a. Includes $43 million of cash collateral received from counterparties under derivative agreements ($21 million—June 30, 2024).
b. Includes swaptions, options , and futures contracts.
c. This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheets.
d. Includes $62 million of liabilities related to short sales ($59 million—June 30, 2024).
e. Liabilities are included in Other liabilities on the Condensed Balance Sheets.
36    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
The composition of IBRD’s net investment portfolio is as follows:
Table C3: Net investment portfolio composition

In millions of U.S. dollars
	September 30, 2024	June 30, 2024
Net investment portfolio
Liquid assets	$88,665	$78,792
PEBP holdings	3,049	2,939
PCRF holdings	1,074	949
Total	$92,788	$82,680

IBRD uses derivative instruments to manage the associated currency and interest rate risks in the portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives,
IBRD’s investment portfolio is predominantly denominated in U.S. dollars.
Commercial Credit Risk
For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.
Swap Agreements
Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions.
IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.
IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions.
These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions, see Note F—Derivative Instruments.
The following is a summary of the collateral received by IBRD for swap transactions:
Table C4: Collateral received

In millions of U.S. dollars
	September 30, 2024	June 30, 2024
Collateral received
Cash	$43	$21
Securities	335	322
Total collateral received	$378	$343
Collateral permitted to be repledged	$378	$343
Amount of collateral repledged	–	–
Amount of cash collateral invested	43	21

Securities Lending
IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    37
backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Condensed Balance Sheets. As of
September 30, 2024, the amount that could potentially be offset as a result of legally enforceable master netting arrangements was $62 million ($59 million—June 30, 2024).
Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increases or decrease in the fair value of collateral pledged).
IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, using daily market values. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.
Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.
As of September 30, 2024, liabilities relating to securities transferred under repurchase or securities lending agreements were $106 million ($256 million—June 30, 2024) and there were no unsettled trades relating to repurchase or securities lending agreements (Nil —June 30, 2024). There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2024). As of September 30, 2024 and June 30,
2024, the remaining contractual maturity of these agreements was up to 30 days. The securities transferred were mainly comprised of government and agency obligations, equity securities and sovereign debt.
In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of September 30, 2024 and June 30, 2024, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of
$76 million as of September 30, 2024 ($79 million—June 30, 2024). As of September 30, 2024 and June 30, 2024,
none of these securities had been transferred under repurchase or security lending agreements.
NOTE D—LOANS AND OTHER EXPOSURES
IBRD’s loans and other exposures (collectively, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments including Deferred
Drawdown Options (DDOs) and irrevocable commitments and guarantees. As of September 30, 2024, all of IBRD’s loans were reported at amortized cost.
IBRD uses derivatives to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.
IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures.
Accrued interest receivable on loans of $4,213 million as of September 30, 2024 ($3,706 million—June 30, 2024) is included in Other assets on the Condensed Balance Sheets.
As of September 30, 2024, 0.5% of IBRD’s loans were in nonaccrual status and related to two borrowers (Table D2
- Loans in nonaccrual status). The total accumulated provision for losses on loans in accrual status and nonaccrual status accounted for 0.8% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the Medium-risk and High-risk classes.
Credit Quality of Sovereign Exposures
Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment –
Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.
38    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. The analysis also takes into account Environmental, Social, and
Governance (ESG) factors. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High-risk classes, as well as exposures in nonaccrual status.
IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped into pools of borrowers with similar credit ratings for the purpose of the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.
An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of September 30, 2024, including consideration of global and macroeconomic events. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.
Overdue Amounts
IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.
As of September 30, 2024, $3 million principal and $2 million interest are overdue by more than three months for loans in accrual status.
The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure
In millions of U.S. dollars
	September 30, 2024
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$7,119	$7,119
Medium	–	–	–	–	–	–	127,457	127,457
High	11	–	–	3	–	14	133,135	133,149
Loans in accrual status	11	–	–	3	–	14	267,711	267,725
Loans in nonaccrual status	10	12	–	41	687	750	673	1,423
Total	$21	$12	$–	$44	$687	$764	$268,384	$269,148

IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    39

Table D1.1
In millions of U.S. dollars
	June 30, 2024
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$6,935	$6,935
Medium	–	–	–	–	–	–	124,106	124,106
High	5	9	2	–	–	16	130,723	130,739
Loans in accrual status	5	9	2	–	–	16	261,764	261,780
Loans in nonaccrual status	–	1	40	24	661	726	684	1,410
Total	$5	$10	$42	$24	$661	$742	$262,448	$263,190

The following tables provide a summary of selected financial information related to loans in nonaccrual status:
Table D2: Loans in nonaccrual status

In millions of U.S. dollars
		Recorded investment	Accumulated Provision for loan losses	Average recorded investment	Overdue amounts
Borrower	Nonaccrual since				Principal	Interest and Charges
Belarus	October 2022	$997	$93	$993	$324	$92
Zimbabwe	October 2000	426	213	426	426	697
Total - September 30, 2024		$1,423	$306	$1,419	$750	$789
Total - June 30, 2024		$1,410	$324	$1,418	$726	$767

During the three months ended September 30, 2024, no loans were placed in nonaccrual status or restored to accrual status.
During the three months ended September 30, 2024, interest and other revenue not recognized as a result of loans being in nonaccrual status was $21 million ($20 million– three months ended September 30, 2023).
In addition, during the three months ended September 30, 2024, no interest income was recognized on loans in nonaccrual status upon receipt of payment ($1 million —three months ended September 30, 2023).
IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below disclose the outstanding balances of IBRD’s loan portfolio, classified by the year the loan agreement was signed.
40    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)

Table D3: Loan portfolio vintage disclosure
In millions of U.S. dollars
	September 30, 2024
	Fiscal Year of Origination
	2025	2024	2023	2022	2021	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of September 30, 2024
Risk Class
Low	$–	$150	$–	$250	$–	$6,719	$–	$–	$7,119
Medium	3,001	8,071	8,682	7,086	10,197	87,765	302	2,353	127,457
High	1,096	12,349	7,564	12,155	10,152	88,915	1	917	133,149
Loans in accrual status	4,097	20,570	16,246	19,491	20,349	183,399	303	3,270	267,725
Loans in nonaccrual status	–	–	–	–	–	1,423	–	–	1,423
Total	$4,097	$20,570	$16,246	$19,491	$20,349	$184,822	$303	$3,270	$269,148

Table D3.1
In millions of U.S. dollars
	June 30, 2024
	Fiscal Year of Origination
	2024	2023	2022	2021	2020	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2024
Risk Class
Low	$150	$–	$250	$–	$–	$6,535	$–	$–	$6,935
Medium	7,885	8,445	6,893	10,126	8,421	79,700	302	2,334	124,106
High	11,645	7,402	11,897	9,951	8,486	80,454	1	903	130,739
Loans in accrual status	19,680	15,847	19,040	20,077	16,907	166,689	303	3,237	261,780
Loans in nonaccrual status	–	–	–	–	115	1,295	–	–	1,410
Total	$19,680	$15,847	$19,040	$20,077	$17,022	$167,984	$303	$3,237	$263,190

During the three months ended September 30, 2024, there were no Catastrophe Deferred Drawdown Options (CAT
DDOs) converted to term loans ($500 million—three months ended September 30, 2023).
Accumulated Provision for Losses on Loans and Other Exposures
Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.
Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are estimated as the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.
Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Condensed Statements of Income.
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    41
Changes to the accumulated provision for losses on loans and other exposures are summarized below:

Table D4: Accumulated provision
In millions of U.S. dollars
	September 30, 2024
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,360	$514	$92	$2,966
Provision, net - (release) charge	(179)	(5)	(10)	(194)
Translation adjustment	22	8	1	31
Accumulated provision, end of the period	$2,203	$517	$83	$2,803
Composed of accumulated provision for losses on:
Loans in accrual status	$1,897
Loans in nonaccrual status	306
Total	$2,203
Loans, end of the period:
Loans in accrual status	$267,725
Loans in nonaccrual status	1,423
Total loans outstanding	$269,148

Table D4.1:
In millions of U.S. dollars
	June 30, 2024
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,336	$452	$90	$2,878
Provision, net - charge (release)	29	64	1	94
Translation adjustment	(5)	(2)	1	(6)
Accumulated provision, end of the fiscal year	$2,360	$514	$92	$2,966
Composed of accumulated provision for losses on:
Loans in accrual status	$2,036
Loans in nonaccrual status	324
Total	$2,360
Loans, end of the fiscal year:
Loans in accrual status	$261,780
Loans in nonaccrual status	1,410
Total loans outstanding	$263,190

a. Primarily relates to guarantees and does not include recoverable assets relating to certain guarantees received (including guarantees received under the Exposure Exchange Agreements) or the benefit of credit enhancements that are derivatives.
For more details, see Guarantees section.

Reported as:
	Condensed Balance Sheets	Condensed Statements of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Loan commitments and other exposures	Other liabilities	Provision for losses on loans and other exposures

The accumulated provision for losses on loan and other exposures as of September 30, 2024 was $2,803 million, compared to $2,966 million as of June 30, 2024. The decrease of $163 million is mostly due to the lower severity from the reduction in relevant forward interest rates, partially offset by the increase in exposure and translation adjustments.
42    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
Guarantees
Guarantees provided
Guarantees of $7,280 million were outstanding as of September 30, 2024 ($7,168 million—June 30, 2024), including guarantees provided under the EEA. These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and are not included in the Condensed Balance Sheets. These guarantees have original maturities ranging between 10 and 23 years and expire in decreasing amounts through 2047.
As of September 30, 2024, liabilities related to IBRD's obligations under guarantees included the obligation to stand ready of $290 million ($296 million—June 30, 2024), and the accumulated provision for guarantee losses of $64 million ($71 million—June 30, 2024). These amounts are included in Other liabilities on the Condensed Balance
Sheets.
During the three months ended September 30, 2024 and September 30, 2023, no guarantees provided by IBRD were called.
IBRD participates in Exposure Exchange Agreements (EEAs) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the African
Development Bank and Inter-American Development Bank included in the Condensed Balance Sheets and
Condensed Statements of Income is presented in the following table:

Table D5: Amounts associated with EEAs
In millions of U.S. dollars
	September 30, 2024			June 30, 2024
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on the Condensed Balance Sheets
Guarantees provided	$3,609	$(124)	$(22)	$3,609	$(129)	$(25)	Other liabilities
Guarantees received	(3,609)	124	16	(3,611)	129	19	Other assets
	$—	$–	$(6)	$(2)	$–	$(6)

Guarantees received
As of September 30, 2024, IBRD had received third-party financial guarantees, including guarantees received under the EEA. The outstanding amount of loans subject to guarantees received was $12,516 million ($12,461 million as of June 30, 2024). Financial guarantees received protect IBRD against the risk of loss related to loans in IBRD's portfolio and increase IBRD's lending capacity.
Waivers of Loan Charges
The Executive Directors have approved waivers of certain charges on eligible loans. These include a portion of interest on loans, a portion of the commitment charge on undisbursed balances, and a portion of the front-end fee.
The forgone income resulting from waivers of loan charges was $2 million for three months ended September 30,
2024, respectively ($2 million—three months ended September 30, 2023).
Concentration risk
Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers.
For the three months ended September 30, 2024, loan revenue of $396 million from India, contributed more than
10% to the total loan revenue.
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    43
IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D6: Loan revenue and associated outstanding loan balances by geographic region
In millions of U.S. dollars	For the three months ended and as of
	September 30, 2024		September 30, 2023
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$1,227	$82,141	$1,117	$78,808
East Asia and Pacific	805	53,543	756	49,826
Europe and Central Asia	756	55,841	621	48,607
Middle East and North Africa	497	36,478	446	33,842
South Asia	456	27,899	383	24,053
Eastern and Southern Africa	163	11,110	115	8,060
Western and Central Africa	22	2,136	18	1,891
Total	$3,926	$269,148	$3,456	$245,087

a. Excludes $339 million interest income from loan related derivatives for the three months ended September 30, 2024 ($274 million—three months ended September 30, 2023). Includes commitment charges of $40 million for the three months ended
September 30, 2024 ($35 million—three months ended September 30, 2023).

For the three months ended September 30, 2024, Interest revenue—Loans, net in the Condensed Statements of
Income was $4,225 million ($3,695 million—three months ended September 30, 2023). This includes $339 million of interest income, net related to loan related derivatives associated with the Loan portfolio (interest income, net of
$274 million—three months ended September 30, 2023).
NOTE E—BORROWINGS
IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates are primarily based on exchange rates or market interest rates.
Borrowings issued by IBRD are reported at fair value. As of September 30, 2024, 98% of the instruments were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S.
dollars and euro (62% and 16%, respectively).
IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.
The following table summarizes IBRD’s borrowing portfolio, including derivatives:

Table E1: Borrowings and borrowing-related derivatives
In millions of U.S. dollars
	September 30, 2024	June 30, 2024
Borrowings	$287,131	$261,790
Currency swaps, net	3,508	7,427
Interest rate swaps, net	12,219	17,900
Total	$302,858	$287,117

For the three months ended September 30, 2024, Borrowing expenses, net in the Condensed Statements of Income were $4,067 million ($3,562 million—three months ended September 30, 2023). This includes $1,910 million of interest expense, net related to derivatives associated with the Borrowing portfolio (interest expense, net of $2,100 million—three months ended September 30, 2023).
44    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
NOTE F—DERIVATIVE INSTRUMENTS
IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.
The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks
The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the presentation in the Condensed Balance Sheets is shown in table F1.
Offsetting assets and liabilities
IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty in the event of default by the counterparty.
The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns.  The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Condensed Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show IBRD’s net exposure on its derivative asset positions.
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    45

Table F1: Derivative assets and liabilities before and after netting adjustments
In millions of U.S. dollars
September 30, 2024				June 30, 2024
	Derivative Assets		Derivative Liabilities		Derivative Assets		Derivative Liabilities
Interest rate swaps	$7,948		$18,934		$7,977		$24,759
Currency swaps [a]	4,184		7,550		4,057		9,907
Other [b]	–		6		1		–
Gross Total	$12,132		$26,490		$12,035		$34,666
Less:
Amounts subject to legally enforceable master netting agreements	11,582	[d]	11,884	[e]	11,558	[d]	11,938	[e]
Cash collateral received [c]	42				21
Net derivative position on the Condensed Balance Sheet	$508		$14,606		$456		$22,728
Less:
Securities collateral received [c]	308				298
Net derivative exposure after collateral	$200				$158

a. Includes currency forward contracts.
b. Relate to swaptions, options and futures contracts.
c. Does not include excess collateral received.
d. Includes $35 million Credit Valuation Adjustment (CVA) ($29 million—June 30, 2024).
e. Includes $337 million Debit Valuation Adjustment (DVA) ($409 million—June 30, 2024).
The following tables provide information about the credit risk exposures at fair value of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:
Table F2: Credit risk exposure of the derivative instruments a

In millions of U.S. dollars
	September 30, 2024
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total
Investments	$15	$71	$86
Loans	4,709	1,133	5,842
Client operations	150	407	557
Borrowings	2,414	2,573	4,987
Other asset/liability management derivatives	660	–	660
Total Exposure	$7,948	$4,184	$12,132

Table F2.1
In millions of U.S. dollars
	June 30, 2024
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total
Investments	$14	$812	$826
Loans	5,893	1,314	7,207
Client operations	274	424	698
Borrowings	1,555	1,507	3,062
Other asset/liability management derivatives	241	–	241
Total Exposure	$7,977	$4,057	$12,034

a. Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.
46    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value or reference value on which the calculations of payments on the derivative instruments are determined. As of September 30, 2024, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate swaps $450,025 million ($436,783 million—June 30, 2024), currency swaps $126,926 million ($120,483 million—June 30, 2024), long positions of other derivatives $368 million ($280 million—June 30, 2024), and short positions of other derivatives $196 million ($201 million—June 30, 2024).
IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating.
The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of September 30, 2024 was $14,825 million ($22,858 million—June 30, 2024). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.
If the credit risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of September 30, 2024, the amount of collateral that would need to be posted would be $10,849 million ($18,593 million—June 30, 2024). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $14,825 million ($22,858 million—June 30, 2024).
IBRD received collateral totaling $378 million as of September 30, 2024 ($343 million—June 30, 2024), in relation to swap transactions (Note C—Investments).
The following table provides information on the unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statements of Income:

Table F3: Unrealized mark-to-market gains or losses on non-trading derivatives
In millions of U.S. dollars
	Reported as:	Three Months Ended September 30,
		2024	2023
Interest rate swaps	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$5,597	$(2,136)
Currency swaps (including currency forward contracts and structured swaps)		1,159	280
Total		$6,756	$(1,856)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio,
IBRD holds highly rated fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.
The following table provides information on the amount of unrealized mark-to-market gains and losses on the net
Investment–Trading portfolio and their location on the Condensed Statements of Income:

Table F4: Unrealized mark-to-market gains or losses on net investment-trading portfolio
In millions of U.S. dollars
	Reported as:	Three Months Ended September 30,
		2024	2023
Type of instrument [a]
Fixed income	Unrealized mark-to-market (losses) gains on Investments-Trading portfolio, net	$(35)	$(33)
Equity and other fund investments [b]		28	(7)
Total		$(7)	$(40)

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and investment securities.
b. Related to PEBP holdings.
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    47
NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS
IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on the non-trading portfolios, net; restricted income; Board of Governors-approved and other transfers; non-functional currency translation adjustments; and the allocation to the pension reserve.
On August 6, 2024, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2024: an increase in the General Reserve of $834 million and an increase in the Pension Reserve by $306 million.
On September 9, 2024, IBRD’s Board of Governors approved contributions from Surplus of $100 million to the
Trust Fund for Gaza and the West Bank. The transfer was made on September 16, 2024.
IBRD’s Board of Governors approved a transfer of $515 million on September 18, 2024 to the International
Development Association (IDA) and a transfer of $500 million to Surplus out of the net income earned in the fiscal year ended June 30, 2024. The transfer to IDA was made on September 30, 2024 and is recorded in Board of
Governors-approved and other transfers on the Condensed Statements of Income.
On September 18, 2024, IBRD's Board of Governors approved an additional transfer of $200 million from Surplus to the Trust Fund for Gaza and the West Bank and a transfer of $200 million from Surplus to the IBRD Surplus-
Funded Livable Planet Fund (LPF1). Both transfers were made on September 30, 2024.
Contributions to the Trust Fund for Gaza and West Bank are recorded in Board of Governors-approved and other transfers on the Condensed Statements of Income. For the three months ended September 30, 2024, no grants were made by the LPF1 Fund and no contribution expenses were recognized on the Condensed Statements of Income.
Unutilized LPF1 contributions are included in Retained Earnings on the Condensed Balance Sheet ($301 million —
September 30, 2024 and $101 million  —June 30, 2024).
Retained earnings is comprised of the following components:

Table G1: Retained earnings composition
In millions of U.S. dollars
	September 30, 2024	June 30, 2024
Special reserve	$293	$293
General reserve	34,058	33,224
Pension reserve	987	681
Surplus	100	100
Cumulative fair value adjustments [a]	1,390	1,103
Unallocated net income	297	2,513
Restricted retained earnings	11	11
Other reserves [b]	629	358
Total	$37,765	$38,283

a. Unrealized mark-to-market gains (losses), net related to non-trading portfolios reported at fair value.
b. Comprised of non-functional currency translation gains/losses, the unutilized portion of the cumulative transfers to the LPF1
Fund and revenue from prior years which is set aside for a dedicated purpose.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS
IBRD transacts with affiliated organizations by providing loans, administrative, derivative and investment intermediation services, and through its pension and other postretirement benefit plans.
In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see
Note G—Retained Earnings, Allocations and Transfers).
48    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
IBRD had the following receivables from (payables to) its affiliated organizations:

Table H1: IBRD’s receivables and payables with affiliated organizations
In millions of U.S. dollars
	September 30, 2024				June 30, 2024
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative services	$563	$16	$53	$632	$279	$1	$16	$296
PCRF investments	(555)	(388)	—	(943)	(489)	(344)	—	(833)
Pension and other postretirement benefits	(961)	(802)	(31)	(1,794)	(906)	(774)	(30)	(1,710)
Total	$(953)	$(1,174)	$22	$(2,105)	$(1,116)	$(1,117)	$(14)	$(2,247)

The receivables from (payables to) these affiliated organizations are reported on the Condensed Balance Sheets as follows:

Receivables / Payables related to:	Reported as:
Administrative services	Other assets
PCRF investments	Other liabilities
Pension and other postretirement benefits	Other liabilities
Loans and Other Exposures
IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of
September 30, 2024 and June 30, 2024, there were no loans outstanding under this facility.
Administrative Services
Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three months ended September 30, 2024, IBRD’s administrative expenses excludes the share of expenses allocated to IDA of $463 million ($428 million—three months ended September 30,
2023).
Revenue
Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three months ended September 30, 2024, IBRD’s other revenue excludes revenue allocated to IDA of $68 million ($60 million—three months ended September 30, 2023), and is included in
Revenue from externally funded activities in the Condensed Statements of Income. This revenue also includes revenue from contracts with clients that are not affiliated with IBRD and are as follows:

Table H2: Revenue from contracts with clients
In millions of U.S. dollars
	Three Months Ended September 30,
	2024	2023
Trust fund fees	$43	$36
Reimbursable advisory services	12	14
Asset management services	9	8
Total	$64	$58
Of which:
IBRD’s share	$33	$30
IDA’s share	31	28

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.
When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in
IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)    49
advance. Such consideration is presented as contract liability and is subsequently recognized as revenue when the related performance obligation is satisfied.
The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table H3: Receivables and contract liabilities related to revenue from contracts with clients
In millions of U.S. dollars
	September 30, 2024	June 30, 2024
Receivables	$97	$111
Contract liabilities	181	185

The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities in the Condensed Statements of Income, is as follows:

Table H4: Fee revenue from affiliated organizations
In millions of U.S. dollars
	Three Months Ended September 30
	2024	2023
Fees charged to IFC	$25	$23
Fees charged to MIGA	2	2

Investments
These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF, and are included in
Investments-Trading in IBRD’s Condensed Balance Sheets. The corresponding payable to IFC is included in Other liabilities in IBRD’s Condensed Balance Sheets. As a result, there is no impact on IBRD’s net asset value from these transactions.
Pension and Other Postretirement Benefits
The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the pension plan participants. The payables to IFC and
MIGA represent their respective share of PEBP assets.
The PEBP assets are managed by IBRD and are part of the investment portfolio. For Pension and Other
Postretirement Benefits related disclosures, see Note K—Pension and Other Postretirement Benefits.
NOTE I—ACCUMULATED OTHER COMPREHENSIVE INCOME
Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S.
GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Condensed Statements of Comprehensive Income.
50    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
The following tables present the changes in Accumulated Other Comprehensive Income (AOCI) and Accumulated
Other Comprehensive Loss (AOCL):

Table I1: AOCI/AOCL changes
In millions of U.S. dollars
	Three Months Ended September 30, 2024
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments	$(445)	$556	$—	$556	$111
DVA on Fair Value Option elected liabilities	673	518	(4)	514	1,187
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,741	—	(16)	(16)	3,725
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(15)	—	2	2	(13)
Total AOCI	$3,954	$1,074	$(18)	$1,056	$5,010

Table I1.1:
In millions of U.S. dollars
	Three Months Ended September 30, 2023
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments	$(295)	$(258)	$—	$(258)	$(553)
DVA on Fair Value Option elected liabilities	351	(57)	2	(55)	296
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,490	—	(16)	(16)	3,474
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(23)	—	2	2	(21)
Total AOCI	$3,523	$(315)	$(12)	$(327)	$3,196

NOTE J— FAIR VALUE DISCLOSURES
Valuation Methods and Assumptions
As of September 30, 2024 and June 30, 2024, IBRD had no assets or liabilities measured at fair value on a non-
recurring basis.
Due from Banks
The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.
Loans and Loan commitments
There were no loans carried at fair value as of September 30, 2024 or June 30, 2024. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.
Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.
IBRD FINANCIAL STATEMENTS: September 30, 2024    51
Investment securities
Investment securities are classified based on management’s intention on the date of purchase, their nature, and
IBRD’s policies governing the level and use of such investments. As of September 30, 2024, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government, agency and corporate securities, mutual funds, exchange-traded equity securities and ABS securities.
For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates.
Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.
Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements
These securities are of a short-term nature and reported at face value, which approximates fair value.
Discount notes and vanilla bonds
Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.
Where available, quoted market prices are used to determine the fair value of short-term notes, as well as some floating rate notes of longer maturity.
Structured bonds
Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events, or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Generalized Forward Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.
Derivative instruments
Derivative contracts include currency forward contracts, TBA securities, swaptions, options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured.
Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to the valuation of structured bonds are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.
Valuation adjustments on fair value option elected liabilities
The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s funding spread applicable to the relevant reference rate.
52    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table J1: Fair value and carrying amount of financial assets and liabilities
In millions of U.S. dollars
	September 30, 2024		June 30, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$538	$538	$490	$490
Investments-Trading (including Securities purchased under resale agreements)	94,315	94,315	82,807	82,807
Net loans outstanding	266,328	265,758	260,236	257,415
Derivative assets, net	508	508	456	456
Miscellaneous assets	87	87	88	88

Liabilities
Borrowings	$287,131	$287,131	$261,790	$261,790
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	106	106	256	256
Derivative liabilities, net	14,606	14,606	22,728	22,728

As of September 30, 2024, IBRD’s signed loan commitments were $71 billion ($67 billion—June 30, 2024) and had a fair value of $0.4 billion ($0.3 billion—June 30, 2024).
IBRD FINANCIAL STATEMENTS: September 30, 2024    53
The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of Other fund investments measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.

Table J2: Fair value hierarchy of IBRD’s assets and liabilities
In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	September 30, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government, agency and corporate obligations	$11,792	$27,858	$—	$39,650
Time deposits	4,604	45,338	—	49,942
ABS	—	2,057	—	2,057
Other fund investments [a]	—	—	—	2,222
Equity securities	368	—	—	368
Total Investments–Trading	$16,764	$75,253	$—	$94,239
Securities purchased under resale agreements	$14	$62	$—	$76
Derivative assets
Currency swaps [b]	$—	$3,975	$209	$4,184
Interest rate swaps	—	7,777	171	7,948
Other [c]	—	—	—	—
	$—	$11,752	$380	$12,132
Less:
Amounts subject to legally enforceable master netting agreements [d]				11,582
Cash collateral received				42
Derivative assets, net				$508
Miscellaneous assets	$—	$87	$—	$87
Liabilities:
Borrowings	$—	$282,620	$4,511	$287,131
Securities sold under repurchase agreements and securities lent under securities lending agreements [e]	$—	$106	$—	$106
Derivative liabilities
Currency swaps [b]	$—	$7,507	$43	$7,550
Interest rate swaps	—	18,778	156	18,934
Other [c]	6	—	—	6
	$6	$26,285	$199	$26,490
Less:
Amounts subject to legally enforceable master netting agreements [f]				11,884
Derivative liabilities, net				$14,606
Accounts payable and miscellaneous liabilities	$—	$2	$—	$2

a. Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b. Includes currency forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Includes $35 million CVA.
e. Excludes payable for cash collateral received.
f. Includes $337 million DVA.
54    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)

Table J2.1:
In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government and agency obligations	$12,940	$19,413	$—	$32,353
Time deposits	3,517	42,474	—	45,991
ABS	—	1,880	—	1,880
Other fund investments [a]	—	—	—	2,155
Equity securities	349	—	—	349
Total Investments–Trading	$16,806	$63,767	$—	$82,728
Securities purchased under resale agreements	$20	$59	$—	$79
Derivative assets
Currency swaps [b]	$—	$3,935	$122	$4,057
Interest rate swaps	—	7,836	141	7,977
Other [c]	1	—	—	1
	$1	$11,771	$263	$12,035
Less:
Amounts subject to legally enforceable master netting agreements [d]				11,558
Cash collateral received				21
Derivative assets, net				$456
Miscellaneous assets	$—	$88	$—	$88

Liabilities:
Borrowings	$—	$257,735	$4,055	$261,790
Securities sold under repurchase agreements and securities lent under securities lending agreements [e]	$—	$256	$—	$256
Derivative liabilities
Currency swaps [b]	$—	$9,816	$91	$9,907
Interest rate swaps	—	24,556	203	24,759
Other [c]	—	—	$—	$—
	$—	$34,372	$294	$34,666
Less:
Amounts subject to legally enforceable master netting agreements [f]				11,938
Derivative liabilities, net				$22,728
Accounts payable and miscellaneous liabilities	$—	$2	$—	$2

a. Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b. Includes currency forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Includes $29 million CVA.
e. Excludes payable for cash collateral received.
f. Includes $409 million DVA.
IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.
IBRD FINANCIAL STATEMENTS: September 30, 2024    55
Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.
Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the three months ended September 30, 2024, and the fiscal year ended June 30, 2024, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.
IBRD entered into transactions which have an embedded option associated with an equity index. Valuation inputs of such transactions include, among other valuation inputs, volatilities of the equity indices, that are the extent to which the level of equity index changes over time. These index volatility levels are consistent with the respective index construction methodologies and historical movements. Similar to the impact of the volatility of the other asset classes described above, an increase in the equity index volatility will result in an increase in the value of the purchase option and vice versa.
In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.
The following table provides a summary of the valuation technique applied in determining fair values of these Level
3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings.

Table J3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:
In millions of U.S. dollars
Portfolio	Fair Value as of September 30, 2024	Fair Value as of June 30, 2024	Valuation Technique	Unobservable input	Range (average), September 30, 2024	Range (average), June 30, 2024
Borrowings	$4,511	$4,055	Discounted Cash Flow	Correlations	-23% to 84%(6%)	-11% to 84% (7%)
				Interest rate volatilities	60% to 69% (66%)	65% to 77% (73%)
				Equity index volatilities	5% to 15% (9%)	5% to 15% (9%)
Derivative assets/(liabilities), net	$181	$(31)	Discounted Cash Flow	Correlations	-23% to 84%(6%)	-11% to 84% (7%)
				Interest rate volatilities	60% to 69% (66%)	65% to 77% (73%)
				Equity index volatilities	5% to 15% (9%)	5% to 15% (9%)
56    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
The tables below provide the details of transfers between Level 2 and Level 3 that are due to changes in observable inputs.

Table J4: Borrowings and derivatives inter level transfers
In millions of U.S. dollars
	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$–	$–	$–	$–
Transfer (out of) into	$–	$–	(20)	20
	$–	$–	$(20)	$20
Derivative assets, net
Transfer into (out of)	$–	$–	$95	$(95)
Transfer (out of) into	–	–	–	–
	–	–	95	(95)
Derivative liabilities, net
Transfer (into) out of	$–	$–	$(2)	$2
Transfer out of (into)	–	–	6	(6)
	–	–	4	(4)
Total Derivative Transfers, net	$–	$–	$99	$(99)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:

Table J5: Borrowings Level 3 changes
In millions of U.S. dollars
	Three Months Ended September 30,
	2024	2023
Beginning of the period/fiscal year	$4,055	$3,607
Issuances	334	27
Settlements	(152)	(146)
Total realized/unrealized mark-to-market losses (gains) in:
Net income (loss)	286	(98)
Other comprehensive (loss) income	(12)	(26)
Transfers to (from) Level 3, net	—	20
End of the period	$4,511	$3,384

IBRD FINANCIAL STATEMENTS: September 30, 2024    57

Table J6: Derivatives Level 3 changes
In millions of U.S. dollars
	Three Months Ended September 30, 2024			Three Months Ended September 30, 2023
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$31	$(62)	$(31)	$13	$(134)	$(121)
Issuances	1	—	1	1	—	1
Settlements	31	9	40	30	9	39
Total realized/unrealized mark-to- market (losses) gains in:
Net income (loss)	123	71	194	(79)	(23)	(102)
Other comprehensive (loss) income	(20)	(3)	(23)	(36)	2	(34)
Transfers (from) to Level 3, net	—	—	—	(99)	—	(99)
End of the period	$166	$15	$181	$(170)	$(146)	$(316)

Information on the unrealized gains or losses included in the Condensed Statements of Income and Condensed
Statements of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table J7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives
In millions of U.S. dollars
	Three Months Ended September 30,
	2024	2023
Reported as:
Borrowings
Net (loss) income [a]	$(94)	$7
Other Comprehensive income [b]	13	27
Derivatives
Net income [a]	$68	$18
Other Comprehensive (loss) income [c]	(25)	(29)

a. Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statements of Income.
b. Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Condensed Statements of Comprehensive Income.
c. Amounts are included in Currency translation adjustment on functional currency, in the Condensed Statements of Comprehensive Income.

Table J8: Borrowings fair value and contractual principal balance
In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2024	$287,131	$304,620	$(17,489)
June 30, 2024	$261,790	$285,322	$(23,532)

58    IBRD Condensed Quarterly Financial Statements: September 30, 2024 (Unaudited)
The following tables provide information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statements of Other
Comprehensive Income:

Table J9: Changes in fair value due to IBRD’s own credit risk
In millions of U.S. dollars
Unrealized mark-to-market gains (losses) due to DVA on fair value option elected liabilities	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023
DVA on Fair Value Option Elected Liabilities	$518	$(57)
Amounts reclassified to net income upon derecognition of a liability	(4)	2
Net change in DVA on Fair Value Option Elected Liabilities	$514	$(55)

As of September 30, 2024, IBRD’s Condensed Balance Sheets included a DVA of $1,187 million cumulative gain
($673 million cumulative gain—June 30, 2024) in Accumulated other comprehensive income, associated with the changes in IBRD’s own credit for financial liabilities measured under the fair value option.

Table J10: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net
In millions of U.S. dollars
	Three Months Ended September 30, 2024			Three Months Ended September 30, 2023
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$(365)	$358	$(7)	$(89)	$49	$(40)
Non trading portfolios, net
Loan-related derivatives—Note F	—	(2,062)	(2,062)	—	1,254	1,254
Other assets/liabilities management derivatives, net	—	1,842	1,842	—	(707)	(707)
Borrowings, including derivatives —Notes E and F	—	(201)	(201)ᵇ	—	(47)	(47)ᵇ
Client operations and other derivatives, net	—	(2)	(2)	—	—	—
Total	$—	$(423)	$(423)	$—	$500	$500

a. Adjusted to exclude amounts reclassified to realized gains (losses).
b. Includes $6,977 million of unrealized mark-to-market gains related to derivatives associated with borrowings for three months ended September 30, 2024 (unrealized mark-to-market losses of $2,403 million—three months ended September 30, 2023).

NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan
(RSBP) and the PEBP (collectively “the Pension Plans”) that cover substantially all of their staff members.
All costs, assets and liabilities associated with the Pension Plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
IBRD FINANCIAL STATEMENTS: September 30, 2024    59
The following tables summarize the benefit costs associated with the Pension Plans for IBRD and IDA:

Table K1: Pension Plans benefit costs
In millions of U.S. dollars
	Three Months Ended				Three Months Ended
	September 30, 2024				September 30, 2023
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$106	$28	$19	$153	$100	$28	$20	$148
Interest cost	288	45	27	360	253	40	25	318
Expected return on plan assets	(373)	(66)	—	(439)	(344)	(61)	—	(405)
Amortization of unrecognized prior service costs [a]	1	—	1	2	1	—	1	2
Amortization of unrecognized net actuarial (gains) losses [a]	—	(16)	—	(16)	—	(16)	—	(16)
Net periodic pension cost	$22	$(9)	$47	$60	$10	$(9)	$46	$47
Of which:
IBRD’s share	$10	$(4)	$23	$29	$4	$(4)	$22	$22
IDA’s share	12	(5)	24	31	6	(5)	24	25

a. Included in amounts reclassified into net income in Note I—Accumulated Other Comprehensive Income.
The components of net periodic pension cost, other than the service cost, are included in the Non-interest expenses
—Other, net in the Condensed Statements of Income. The service cost component is included in the Non-interest expenses—Administrative in the Condensed Statements of Income.
The following tables provide the amounts of IBRD’s pension service cost:

Table K2: Pension service cost
In millions of U.S. dollars
	Three Months Ended				Three Months Ended
	September 30, 2024				September 30, 2023
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$106	$28	$19	$153	$100	$28	$20	$148
Of which:
IBRD’s share	$51	$13	$9	$73	$47	$13	$10	$70
IDA’s share	55	15	10	80	53	15	10	78

NOTE L—CONTINGENCIES
From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-
defendant, as of and for the three months ended September 30, 2024, is not expected to have a material adverse effect on IBRD's financial position, results of operations or cash flows.
60
INDEPENDENT AUDITOR'S REVIEW REPORT
61

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium & Long Term July 01 2024 through September 30 2024

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Chinese Yuan
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0834CNH02.73	1123832	CNY	300,000,000.00	41,912,612.20	8-Aug-24	15-Aug-24	15-Aug-34
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0833CNH02.50	1121367	CNY	150,000,000.00	20,894,711.55	1-Aug-24	12-Aug-24	2-Aug-33
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0834CNH02.80	1129680	CNY	200,000,000.00	28,035,156.09	12-Aug-24	21-Aug-24	21-Aug-34
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0833CNH02.50	1117249	CNY	250,000,000.00	34,695,718.55	26-Jul-24	2-Aug-24	2-Aug-33
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0734CNH02.75	1096753	CNY	350,000,000.00	48,263,879.31	19-Jul-24	26-Jul-24	26-Jul-34
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0834CNH02.72	1128370	CNY	400,000,000.00	55,830,053.32	8-Aug-24	16-Aug-24	16-Aug-34
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0734CNH02.75	1118825	CNY	400,000,000.00	55,937,797.17	30-Jul-24	6-Aug-24	26-Jul-34
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0834CNH02.80A	1129683	CNY	360,000,000.00	50,463,280.95	12-Aug-24	21-Aug-24	21-Aug-34
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0131CNH02.50	1121362	CNY	300,000,000.00	41,820,881.17	1-Aug-24	8-Aug-24	13-Jan-31
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0929CNH01.90	1149935	CNY	360,000,000.00	51,247,375.35	13-Sep-24	25-Sep-24	25-Sep-29
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non- Retail)/0834CNH02.72	1159305	CNY	150,000,000.00	21,391,747.06	19-Sep-24	26-Sep-24	16-Aug-34
Sub-total New Borrowings				3,220,000,000.00	450,493,212.72

Euro
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0954EURSTR	1146334	EUR	95,000,000.00	104,960,750.00	4-Sep-24	11-Sep-24	11-Sep-54
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0854EURSTR02	1114291	EUR	25,000,000.00	27,316,250.00	22-Jul-24	12-Aug-24	12-Aug-54
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0731EURSTR	1090188	EUR	20,000,000.00	21,777,000.00	15-Jul-24	22-Jul-24	22-Jul-31

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0854EURSTR	1096763	EUR	25,000,000.00	27,271,250.00	19-Jul-24	6-Aug-24	6-Aug-54
	BOND/SELL EUR/IBRD/Other Structures (Non-Retail)/0429EURSTR	1081429	EUR	100,000,000.00	108,900,000.00	1-Jul-24	12-Jul-24	3-Apr-29
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0737EUR02.26B	1061488	EUR	5,000,000.00	5,415,000.00	6-Jun-24	8-Jul-24	6-Jul-37
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0737EUR02.26C	1061494	EUR	5,000,000.00	5,415,000.00	6-Jun-24	8-Jul-24	6-Jul-37
	BOND/SELL EUR/IBRD/PV BM/0831EUR02.60	1137545	EUR	2,500,000,000.00	2,781,375,000.00	20-Aug-24	28-Aug-24	28-Aug-31
Sub-total New Borrowings				2,775,000,000.00	3,082,430,250.00

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0927HKD03.10	1147027	HKD	400,000,000.00	51,268,248.29	5-Sep-24	12-Sep-24	12-Sep-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0729HKD03.77	1085537	HKD	1,750,000,000.00	224,239,667.36	3-Jul-24	16-Jul-24	16-Jul-29
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0826HKD03.335	1123825	HKD	400,000,000.00	51,355,463.26	7-Aug-24	14-Aug-24	14-Aug-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0729HKD3.655	1074358	HKD	800,000,000.00	102,379,687.87	19-Jun-24	2-Jul-24	2-Jul-29
Sub-total New Borrowings				3,350,000,000.00	429,243,066.78

Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non- Retail)/0926KZT10.50	1147012	KZT	10,000,000,000.00	20,800,399.37	5-Sep-24	16-Sep-24	16-Sep-26
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non- Retail)/0926KZT10.00	1147031	KZT	10,000,000,000.00	20,800,399.37	5-Sep-24	16-Sep-24	16-Sep-26
Sub-total New Borrowings				20,000,000,000.00	41,600,798.74

Peso Uruguayo
	BOND/SELL UYU/IBRD/PV MTN Non-Core (Non- Retail)/0527UYU08.50	1117903	UYU	600,000,000.00	14,864,362.69	29-Jul-24	5-Aug-24	10-May-27
Sub-total New Borrowings				600,000,000.00	14,864,362.69

Pounds Sterling
	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/0927GBP03.90	1148436	GBP	100,000,000.00	132,115,000.00	10-Sep-24	17-Sep-24	17-Sep-27
	BOND/SELL GBP/IBRD/PV BM/0731GBP04.125	1088398	GBP	750,000,000.00	974,325,000.00	10-Jul-24	18-Jul-24	31-Jul-31
Sub-total New Borrowings				850,000,000.00	1,106,440,000.00

United States Dollars
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0744USDSTR	1086519	USD	106,264,817.55	106,264,817.55	8-Jul-24	18-Jul-24	18-Jul-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0934USDSTR04	1149444	USD	20,000,000.00	20,000,000.00	12-Sep-24	20-Sep-24	20-Sep-34

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0734USDSTR05	1086010	USD	81,000,000.00	81,000,000.00	5-Jul-24	12-Jul-24	12-Jul-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0934USDSTR02	1146341	USD	20,000,000.00	20,000,000.00	4-Sep-24	11-Sep-24	11-Sep-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0854USDSTR	1117942	USD	260,048,914.92	260,048,914.92	29-Jul-24	5-Aug-24	5-Aug-54
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0834USDSTR06	1131561	USD	82,223,727.50	82,223,727.50	15-Aug-24	22-Aug-24	22-Aug-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0844USDSTR03	1132692	USD	100,000,000.00	100,000,000.00	19-Aug-24	27-Aug-24	26-Aug-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0944USDSTR07	1148446	USD	20,000,000.00	20,000,000.00	10-Sep-24	20-Sep-24	20-Sep-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0944USDSTR06	1146996	USD	20,000,000.00	20,000,000.00	5-Sep-24	12-Sep-24	12-Sep-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0844USDSTR04	1132695	USD	100,000,000.00	100,000,000.00	19-Aug-24	28-Aug-24	28-Aug-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0954USDSTR	1147975	USD	10,000,000.00	10,000,000.00	9-Sep-24	20-Sep-24	20-Sep-54
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0844USDSTR	1116550	USD	50,000,000.00	50,000,000.00	25-Jul-24	8-Aug-24	8-Aug-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0834USDSTR07	1139044	USD	500,000,000.00	500,000,000.00	22-Aug-24	30-Aug-24	28-Aug-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0834USDSTR04	1117244	USD	50,000,000.00	50,000,000.00	26-Jul-24	2-Aug-24	2-Aug-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0844USDSTR05	1138029	USD	50,000,000.00	50,000,000.00	21-Aug-24	29-Aug-24	29-Aug-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0954USDSTR01	1149449	USD	20,000,000.00	20,000,000.00	12-Sep-24	23-Sep-24	23-Sep-54
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0944USDSTR04	1144212	USD	20,000,000.00	20,000,000.00	30-Aug-24	9-Sep-24	9-Sep-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0944USDSTR05	1146331	USD	10,000,000.00	10,000,000.00	4-Sep-24	11-Sep-24	11-Sep-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0729USDSTR01	1096761	USD	300,000,000.00	300,000,000.00	19-Jul-24	30-Jul-24	30-Jul-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0844USDSTR01	1132176	USD	500,000,000.00	500,000,000.00	16-Aug-24	26-Aug-24	26-Aug-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0844USDSTR02	1132180	USD	200,000,000.00	200,000,000.00	16-Aug-24	27-Aug-24	26-Aug-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0944USDSTR03	1142834	USD	20,000,000.00	20,000,000.00	29-Aug-24	6-Sep-24	6-Sep-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0944USDSTR	1138035	USD	100,000,000.00	100,000,000.00	21-Aug-24	3-Sep-24	2-Sep-44
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0944USDSTR02	1140087	USD	20,000,000.00	20,000,000.00	26-Aug-24	4-Sep-24	4-Sep-44

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0931USDSTR03	1141192	USD	100,000,000.00	100,000,000.00	27-Aug-24	4-Sep-24	4-Sep-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0929USDSTR	1141193	USD	150,000,000.00	150,000,000.00	27-Aug-24	4-Sep-24	4-Sep-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0931USDSTR04	1141196	USD	50,000,000.00	50,000,000.00	27-Aug-24	4-Sep-24	4-Sep-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0834USDSTR05	1117883	USD	14,200,000.00	14,200,000.00	29-Jul-24	5-Aug-24	5-Aug-34
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0954USDSTR02	1159306	USD	10,000,000.00	10,000,000.00	19-Sep-24	26-Sep-24	26-Sep-54
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0954USDSTR04	1161459	USD	30,000,000.00	30,000,000.00	23-Sep-24	30-Sep-24	30-Sep-54
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0954USDSTR03	1160327	USD	20,000,000.00	20,000,000.00	20-Sep-24	27-Sep-24	27-Sep-54
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0834USDSTR03	1117242	USD	50,000,000.00	50,000,000.00	26-Jul-24	2-Aug-24	2-Aug-34
	BOND/SELL USD/IBRD/Other Structures (Non- Retail)/0733USDSTRC	1130293	USD	225,000,000.00	225,000,000.00	13-Aug-24	20-Aug-24	31-Jul-33
	BOND/SELL USD/IBRD/PV BM/0834USD3.875	1137554	USD	3,500,000,000.00	3,500,000,000.00	20-Aug-24	28-Aug-24	28-Aug-34
	BOND/SELL USD/IBRD/PV BM/0826USD04.00	1137555	USD	3,000,000,000.00	3,000,000,000.00	20-Aug-24	27-Aug-24	27-Aug-26
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0927USDSTR09	1147025	USD	100,000,000.00	100,000,000.00	5-Sep-24	13-Sep-24	13-Sep-27
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0834USDSTR02	1116549	USD	25,000,000.00	25,000,000.00	24-Jul-24	2-Aug-24	2-Aug-34
	BOND/SELL USD/IBRD/Japanese Retail (Structure)/0934USDSTR03	1146349	USD	7,000,000.00	7,000,000.00	5-Sep-24	12-Sep-24	13-Sep-34
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0827USDFRN	1139042	USD	200,000,000.00	200,000,000.00	22-Aug-24	29-Aug-24	19-Aug-27
	BOND/SELL USD/IBRD/PV BM/0231USDFRN	1095698	USD	700,000,000.00	700,000,000.00	17-Jul-24	24-Jul-24	11-Feb-31
	BOND/SELL USD/IBRD/PV BM/0627USDFRN	1095700	USD	2,000,000,000.00	2,000,000,000.00	17-Jul-24	24-Jul-24	15-Jun-27
Sub-total New Borrowings				12,840,737,459.97	12,840,737,459.97

Total New Borrowings					17,965,809,150.90

Maturing Borrowings
Canadian Dollars
	BOND/SELL CAD/IBRD/PV BM/0724CAD01.80	5709	CAD	(1,500,000,000.00)	(1,085,854,929.78)	17-Jul-19	26-Jul-19	26-Jul-24
	BOND/SELL CAD/IBRD/PV BM/0724CAD01.80	5745	CAD	(300,000,000.00)	(217,170,985.96)	12-Sep-19	20-Sep-19	26-Jul-24
Sub-total Maturing Borrowings				(1,800,000,000.00)	(1,303,025,915.74)

Colombian Pesos
	BOND/SELL COP/IBRD/Other Structures (Non-Retail)/0924COPSTR	6273	COP	(136,800,000,000.00)	(32,699,110.81)	9-Aug-19	4-Sep-19	4-Sep-24
Sub-total Maturing Borrowings				(136,800,000,000.00)	(32,699,110.81)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Euro
	BOND/SELL EUR/IBRD/Other Structures (Non-Retail)/0824EURSTR	6175	EUR	(50,000,000.00)	(54,587,500.00)	23-Jul-14	7-Aug-14	7-Aug-24
Sub-total Maturing Borrowings				(50,000,000.00)	(54,587,500.00)

Indian Rupees
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0724INR05.41	5661	INR	(379,200,000.00)	(4,540,637.63)	24-May-19	27-Jun-19	10-Jul-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0824INR05.03	5689	INR	(231,000,000.00)	(2,752,244.39)	24-Jun-19	30-Jul-19	6-Aug-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0724INR00.00	5109	INR	(400,000,000.00)	(4,776,889.41)	18-Jul-17	25-Jul-17	25-Jul-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0724INR00.00	5228	INR	(250,000,000.00)	(2,985,555.88)	14-Dec-17	21-Dec-17	25-Jul-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0724INR00.00	5306	INR	(100,000,000.00)	(1,194,222.35)	12-Mar-18	19-Mar-18	25-Jul-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0724INR00.00	5367	INR	(100,000,000.00)	(1,194,222.35)	5-Jun-18	13-Jun-18	25-Jul-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0724INR00.00	5416	INR	(100,000,000.00)	(1,194,222.35)	23-Jul-18	30-Jul-18	25-Jul-24
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non- Retail)/0724INR04.00	5681	INR	(1,300,000,000.00)	(15,556,621.92)	13-Jun-19	11-Jul-19	11-Jul-24
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0824INR00.00	5717	INR	(500,000,000.00)	(5,958,161.79)	30-Jul-19	27-Aug-19	27-Aug-24
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0924INR04.00	5733	INR	(1,000,000,000.00)	(11,955,501.62)	28-Aug-19	26-Sep-19	26-Sep-24
Sub-total Maturing Borrowings				(4,360,200,000.00)	(52,108,279.69)

Mexican Peso
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5341	MXN	(50,000,000.00)	(2,803,476.31)	1-May-18	11-May-18	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5359	MXN	(60,000,000.00)	(3,364,171.57)	25-May-18	4-Jun-18	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5372	MXN	(60,000,000.00)	(3,364,171.57)	8-Jun-18	18-Jun-18	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5399	MXN	(60,000,000.00)	(3,364,171.57)	5-Jul-18	13-Jul-18	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5457	MXN	(30,000,000.00)	(1,682,085.79)	19-Sep-18	28-Sep-18	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5461	MXN	(60,000,000.00)	(3,364,171.57)	28-Sep-18	9-Oct-18	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5501	MXN	(60,000,000.00)	(3,364,171.57)	21-Nov-18	3-Dec-18	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5510	MXN	(35,000,000.00)	(1,962,433.42)	7-Dec-18	17-Dec-18	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5534	MXN	(100,000,000.00)	(5,606,952.62)	22-Jan-19	30-Jan-19	10-Jul-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5540	MXN	(100,000,000.00)	(5,606,952.62)	30-Jan-19	7-Feb-19	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5560	MXN	(150,000,000.00)	(8,410,428.93)	21-Feb-19	1-Mar-19	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5657	MXN	(150,000,000.00)	(8,410,428.93)	23-May-19	3-Jun-19	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5132	MXN	(150,000,000.00)	(8,410,428.93)	25-Aug-17	5-Sep-17	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5146	MXN	(150,000,000.00)	(8,410,428.93)	12-Sep-17	20-Sep-17	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5156	MXN	(200,000,000.00)	(11,213,905.24)	20-Sep-17	28-Sep-17	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5164	MXN	(150,000,000.00)	(8,410,428.93)	26-Sep-17	4-Oct-17	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5179	MXN	(200,000,000.00)	(11,213,905.24)	18-Oct-17	26-Oct-17	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5200	MXN	(150,000,000.00)	(8,410,428.93)	13-Nov-17	21-Nov-17	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN00.00	5309	MXN	(50,000,000.00)	(2,803,476.31)	19-Mar-18	27-Mar-18	10-Jul-24
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0724MXN06.65	5710	MXN	(1,900,000,000.00)	(102,049,311.30)	18-Jul-19	30-Jul-19	30-Jul-24
Sub-total Maturing Borrowings				(3,865,000,000.00)	(212,225,930.28)

New Turkish Lira
	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non- Retail)/0924TRY00.00	5138	TRY	(20,000,000.00)	(586,693.50)	5-Sep-17	18-Sep-17	18-Sep-24
Sub-total Maturing Borrowings				(20,000,000.00)	(586,693.50)

Russian Ruble
	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non- Retail)/0724RUB06.00	5714	RUB	(1,500,000,000.00)	(17,399,373.62)	24-Jul-19	31-Jul-19	31-Jul-24
Sub-total Maturing Borrowings				(1,500,000,000.00)	(17,399,373.62)

South African Rand
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0924ZAR00.00	4927	ZAR	(29,500,000.00)	(1,679,782.25)	13-Sep-16	23-Sep-16	20-Sep-24
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0924ZAR00.00	4934	ZAR	(300,000,000.00)	(17,082,531.40)	30-Sep-16	11-Oct-16	20-Sep-24
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non- Retail)/0924ZAR00.00	4965	ZAR	(200,000,000.00)	(11,388,354.27)	9-Nov-16	17-Nov-16	20-Sep-24
Sub-total Maturing Borrowings				(529,500,000.00)	(30,150,667.92)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
United States Dollars
	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0724USDSTR	6199	USD	(16,387,700.00)	(16,387,700.00)	13-Nov-15	8-Jan-16	8-Jul-24
	BOND/SELL USD/IBRD/PV BM/0824USDFRN	5716	USD	(500,000,000.00)	(500,000,000.00)	26-Jul-19	6-Aug-19	6-Aug-24
	BOND/SELL USD/IBRD/PV BM/0824USDFRN	5869	USD	(1,000,000,000.00)	(1,000,000,000.00)	5-Feb-20	14-Feb-20	6-Aug-24
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0924USD02.143	4769	USD	(46,000,000.00)	(46,000,000.00)	3-Sep-15	18-Sep-15	18-Sep-24
	BOND/SELL USD/IBRD/PV BM/0824USD01.50	5728	USD	(3,500,000,000.00)	(3,500,000,000.00)	21-Aug-19	28-Aug-19	28-Aug-24
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0824USD02.507	4688	USD	(15,000,000.00)	(15,000,000.00)	18-Jul-14	8-Aug-14	8-Aug-24
Sub-total Maturing Borrowings				(5,077,387,700.00)	(5,077,387,700.00)

Total Maturing Borrowings					(6,780,171,171.56)

Early Retirements
Brazilian Real
	BOND/BUY BRL/IBRD/PV MTN Non-Core (Non- Retail)/0129BRL00.00	1121359	BRL	(92,010,000.00)	(16,321,353.82)	1-Aug-24	8-Aug-24	19-Jan-29
	BOND/BUY BRL/IBRD/PV MTN Non-Core (Non- Retail)/0126BRL09.50	1121360	BRL	(154,480,000.00)	(27,402,703.37)	1-Aug-24	8-Aug-24	20-Jan-26
Sub-total Early Retirements				(246,490,000.00)	(43,724,057.19)

Euro
	BOND/BUY EUR/IBRD/Callable MTN Core (Non- Retail)/0937EURSTR	1147979	EUR	(41,000,000.00)	(45,881,050.00)	9-Sep-24	30-Sep-24	28-Sep-37
Sub-total Early Retirements				(41,000,000.00)	(45,881,050.00)

Japanese Yen
	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0938JPYSTR02	4582	JPY	(250,000,000.00)	(1,711,918.38)	12-Aug-08	2-Sep-08	3-Sep-38
	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0838JPYSTR03	4574	JPY	(100,000,000.00)	(677,805.27)	18-Jul-08	11-Aug-08	12-Aug-38
	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0944JPYSTR01	4695	JPY	(200,000,000.00)	(1,385,377.34)	9-Sep-14	25-Sep-14	26-Sep-44
	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0944JPYSTR	4694	JPY	(300,000,000.00)	(2,103,713.05)	3-Sep-14	29-Sep-14	30-Sep-44
Sub-total Early Retirements				(850,000,000.00)	(5,878,814.04)

United States Dollars
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0427USDSTR03	1066724	USD	(50,000,000.00)	(50,000,000.00)	13-Jun-24	5-Jul-24	5-Apr-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR06	1137560	USD	(62,500,000.00)	(62,500,000.00)	20-Aug-24	12-Sep-24	12-Jun-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0833USDSTR05	1116554	USD	(7,000,000.00)	(7,000,000.00)	25-Jul-24	15-Aug-24	15-Aug-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0833USDSTR06	1122962	USD	(21,000,000.00)	(21,000,000.00)	5-Aug-24	27-Aug-24	25-Aug-33

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0527USDSTR05	1122963	USD	(50,000,000.00)	(50,000,000.00)	5-Aug-24	27-Aug-24	24-May-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0627USDSTR05	1132691	USD	(50,000,000.00)	(50,000,000.00)	19-Aug-24	11-Sep-24	11-Jun-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0127USDSTR03	1080164	USD	(50,000,000.00)	(50,000,000.00)	28-Jun-24	22-Jul-24	22-Jan-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0127USDSTR04	1086517	USD	(50,000,000.00)	(50,000,000.00)	8-Jul-24	30-Jul-24	30-Jan-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0234USDSTR03	1118826	USD	(12,500,000.00)	(12,500,000.00)	30-Jul-24	20-Aug-24	20-Feb-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR08	1131563	USD	(50,000,000.00)	(50,000,000.00)	15-Aug-24	9-Sep-24	7-Jun-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0634USDSTR03	1131564	USD	(20,000,000.00)	(20,000,000.00)	15-Aug-24	9-Sep-24	7-Jun-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0843USDSTR	1095697	USD	(10,000,000.00)	(10,000,000.00)	17-Jul-24	7-Aug-24	7-Aug-43
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0534USDSTR01	1095703	USD	(25,000,000.00)	(25,000,000.00)	17-Jul-24	7-Aug-24	7-May-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0229USDSTR	1117268	USD	(50,000,000.00)	(50,000,000.00)	26-Jul-24	16-Aug-24	16-Feb-29
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0927USDSTR06	1139047	USD	(50,000,000.00)	(50,000,000.00)	22-Aug-24	13-Sep-24	13-Sep-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0933USDSTR	1130880	USD	(25,000,000.00)	(25,000,000.00)	14-Aug-24	6-Sep-24	6-Sep-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0627USDSTR04	1130881	USD	(50,000,000.00)	(50,000,000.00)	14-Aug-24	6-Sep-24	6-Jun-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0334USDSTR	1144247	USD	(37,500,000.00)	(37,500,000.00)	30-Aug-24	23-Sep-24	22-Mar-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0926USDSTR04	1139601	USD	(50,000,000.00)	(50,000,000.00)	23-Aug-24	16-Sep-24	15-Sep-26
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0427USDSTR04	1079311	USD	(50,000,000.00)	(50,000,000.00)	27-Jun-24	19-Jul-24	19-Apr-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0627USDSTR02	1130284	USD	(50,000,000.00)	(50,000,000.00)	13-Aug-24	5-Sep-24	5-Jun-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0733USDSTR01	1079312	USD	(17,000,000.00)	(17,000,000.00)	27-Jun-24	19-Jul-24	19-Jul-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0427USDSTR05	1079313	USD	(50,000,000.00)	(50,000,000.00)	27-Jun-24	19-Jul-24	19-Apr-27
	BOND/BUY USD/IBRD/US$ Callable BM/0726USDSTR07	1086012	USD	(340,000,000.00)	(340,000,000.00)	3-Jul-24	25-Jul-24	25-Jul-26
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0627USDSTR01	1129013	USD	(50,000,000.00)	(50,000,000.00)	9-Aug-24	3-Sep-24	3-Jun-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0833USDSTR04	1090193	USD	(14,000,000.00)	(14,000,000.00)	15-Jul-24	5-Aug-24	4-Aug-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0534USDSTR03	1090194	USD	(50,000,000.00)	(50,000,000.00)	15-Jul-24	5-Aug-24	3-May-34

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0927USDSTR07	1147980	USD	(50,000,000.00)	(50,000,000.00)	9-Sep-24	30-Sep-24	30-Sep-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0928USDSTR01	1149451	USD	(100,000,000.00)	(100,000,000.00)	12-Sep-24	30-Sep-24	29-Sep-28
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0928USDSTR	1146348	USD	(100,000,000.00)	(100,000,000.00)	4-Sep-24	25-Sep-24	25-Sep-28
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/1233USDSTR01	1147981	USD	(20,000,000.00)	(20,000,000.00)	9-Sep-24	27-Sep-24	27-Dec-33
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0334USDSTR01	1147028	USD	(20,000,000.00)	(20,000,000.00)	5-Sep-24	26-Sep-24	26-Mar-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0427USDSTR06	1078509	USD	(50,000,000.00)	(50,000,000.00)	26-Jun-24	18-Jul-24	18-Apr-27
	BOND/BUY USD/IBRD/Other Structures (Non- Retail)/0526USDSTR04	1147986	USD	(9,000,000.00)	(9,000,000.00)	9-Sep-24	17-Sep-24	31-May-26
	BOND/BUY USD/IBRD/Putable (Non-Retail)/0428USDSTR03	1144810	USD	(14,844,000.00)	(14,844,000.00)	3-Sep-24	9-Sep-24	11-Apr-28
Sub-total Early Retirements				(1,705,344,000.00)	(1,705,344,000.00)

Total Early Retirements					(1,800,827,921.23)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term July 01 2024 through September 30 2024

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241213 WB	1117898	USD	10,000,000.00	10,000,000.00	29-Jul-24	6-Aug-24	13-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241125 WB	1117900	USD	5,000,000.00	5,000,000.00	29-Jul-24	30-Jul-24	25-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250124 WB	1118818	USD	100,000,000.00	100,000,000.00	30-Jul-24	30-Jul-24	24-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241115 WB	1118820	USD	200,000,000.00	200,000,000.00	30-Jul-24	30-Jul-24	15-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250206 WB	1118821	USD	25,000,000.00	25,000,000.00	30-Jul-24	30-Jul-24	6-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241213 WB	1120149	USD	100,000,000.00	100,000,000.00	31-Jul-24	1-Aug-24	13-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241004 WB	1120154	USD	20,000,000.00	20,000,000.00	31-Jul-24	5-Aug-24	4-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241025 WB	1120157	USD	100,000,000.00	100,000,000.00	31-Jul-24	31-Jul-24	25-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241113 WB	1147008	USD	150,000,000.00	150,000,000.00	5-Sep-24	5-Sep-24	13-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241108 WB	1147011	USD	20,000,000.00	20,000,000.00	5-Sep-24	9-Sep-24	8-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241015 WB	1147014	USD	40,000,000.00	40,000,000.00	5-Sep-24	11-Sep-24	15-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241108 WB	1147015	USD	10,000,000.00	10,000,000.00	5-Sep-24	6-Sep-24	8-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241205 WB	1147016	USD	14,000,000.00	14,000,000.00	5-Sep-24	6-Sep-24	5-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241213 WB	1123394	USD	50,000,000.00	50,000,000.00	6-Aug-24	6-Aug-24	13-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241025 WB	1147481	USD	100,000,000.00	100,000,000.00	6-Sep-24	6-Sep-24	25-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250103 WB	1147486	USD	100,000,000.00	100,000,000.00	6-Sep-24	6-Sep-24	3-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241115 WB	1147970	USD	150,000,000.00	150,000,000.00	9-Sep-24	9-Sep-24	15-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241118 WB	1147972	USD	40,000,000.00	40,000,000.00	9-Sep-24	16-Sep-24	18-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250124 WB	1147973	USD	100,000,000.00	100,000,000.00	9-Sep-24	10-Sep-24	24-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1130281	USD	75,000,000.00	75,000,000.00	13-Aug-24	14-Aug-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250124 WB	1130877	USD	100,000,000.00	100,000,000.00	14-Aug-24	14-Aug-24	24-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250210 WB	1130878	USD	100,000,000.00	100,000,000.00	14-Aug-24	14-Aug-24	10-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241106 WB	1130879	USD	200,000,000.00	200,000,000.00	14-Aug-24	14-Aug-24	6-Nov-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241104 WB	1132671	USD	5,000,000.00	5,000,000.00	19-Aug-24	21-Aug-24	4-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241104 WB	1132672	USD	5,300,000.00	5,300,000.00	19-Aug-24	21-Aug-24	4-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241002 WB	1132680	USD	20,000,000.00	20,000,000.00	19-Aug-24	26-Aug-24	2-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241007 WB	1159291	USD	250,000,000.00	250,000,000.00	19-Sep-24	19-Sep-24	7-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241213 WB	1159292	USD	1,800,000.00	1,800,000.00	19-Sep-24	20-Sep-24	13-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241028 WB	1159293	USD	15,000,000.00	15,000,000.00	19-Sep-24	26-Sep-24	28-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241213 WB	1159294	USD	8,000,000.00	8,000,000.00	19-Sep-24	19-Sep-24	13-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241209 WB	1159295	USD	100,000,000.00	100,000,000.00	19-Sep-24	20-Sep-24	9-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241125 WB	1159296	USD	200,000,000.00	200,000,000.00	19-Sep-24	19-Sep-24	25-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241125 WB	1159297	USD	200,000,000.00	200,000,000.00	19-Sep-24	19-Sep-24	25-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241129 WB	1159298	USD	120,000,000.00	120,000,000.00	19-Sep-24	19-Sep-24	29-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241213 WB	1159299	USD	15,000,000.00	15,000,000.00	19-Sep-24	23-Sep-24	13-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241112 WB	1159300	USD	50,000,000.00	50,000,000.00	19-Sep-24	19-Sep-24	12-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241015 WB	1159302	USD	200,000,000.00	200,000,000.00	19-Sep-24	19-Sep-24	15-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241001 WB	1161449	USD	150,000,000.00	150,000,000.00	23-Sep-24	23-Sep-24	1-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241025 WB	1161450	USD	1,000,000.00	1,000,000.00	23-Sep-24	23-Sep-24	25-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241205 WB	1161451	USD	25,000,000.00	25,000,000.00	23-Sep-24	23-Sep-24	5-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241209 WB	1161452	USD	60,000,000.00	60,000,000.00	23-Sep-24	23-Sep-24	9-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241004 WB	1162151	USD	300,000,000.00	300,000,000.00	24-Sep-24	24-Sep-24	4-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241126 WB	1162154	USD	20,000,000.00	20,000,000.00	24-Sep-24	24-Sep-24	26-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241015 WB	1162156	USD	100,000,000.00	100,000,000.00	24-Sep-24	26-Sep-24	15-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241126 WB	1162157	USD	20,000,000.00	20,000,000.00	24-Sep-24	24-Sep-24	26-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241122 WB	1162158	USD	20,000,000.00	20,000,000.00	24-Sep-24	24-Sep-24	22-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241129 WB	1162160	USD	5,000,000.00	5,000,000.00	24-Sep-24	25-Sep-24	29-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241122 WB	1081425	USD	100,000,000.00	100,000,000.00	1-Jul-24	1-Jul-24	22-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241122 WB	1162787	USD	15,000,000.00	15,000,000.00	25-Sep-24	25-Sep-24	22-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241112 WB	1162788	USD	100,000,000.00	100,000,000.00	25-Sep-24	25-Sep-24	12-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241001 WB	1162796	USD	111,000,000.00	111,000,000.00	25-Sep-24	25-Sep-24	1-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241220 WB	1162798	USD	200,000,000.00	200,000,000.00	25-Sep-24	26-Sep-24	20-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241115 WB	1081874	USD	75,000,000.00	75,000,000.00	2-Jul-24	3-Jul-24	15-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241004 WB	1081884	USD	100,000,000.00	100,000,000.00	2-Jul-24	5-Jul-24	4-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241112 WB	1085543	USD	25,000,000.00	25,000,000.00	3-Jul-24	3-Jul-24	12-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241122 WB	1085545	USD	100,000,000.00	100,000,000.00	3-Jul-24	3-Jul-24	22-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241021 WB	1085547	USD	100,000,000.00	100,000,000.00	3-Jul-24	3-Jul-24	21-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241101 WB	1163664	USD	50,000,000.00	50,000,000.00	26-Sep-24	26-Sep-24	1-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241205 WB	1163665	USD	40,000,000.00	40,000,000.00	26-Sep-24	26-Sep-24	5-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241018 WB	1163666	USD	100,000,000.00	100,000,000.00	26-Sep-24	26-Sep-24	18-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241202 WB	1163667	USD	5,250,000.00	5,250,000.00	26-Sep-24	26-Sep-24	2-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241202 WB	1163669	USD	50,000,000.00	50,000,000.00	26-Sep-24	26-Sep-24	2-Dec-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241010 WB	1163670	USD	10,500,000.00	10,500,000.00	26-Sep-24	26-Sep-24	10-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250203 WB	1087376	USD	120,000,000.00	120,000,000.00	9-Jul-24	9-Jul-24	3-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241206 WB	1163672	USD	4,420,000.00	4,420,000.00	26-Sep-24	26-Sep-24	6-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1164345	USD	275,000,000.00	275,000,000.00	27-Sep-24	30-Sep-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241213 WB	1164348	USD	200,000,000.00	200,000,000.00	27-Sep-24	30-Sep-24	13-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241231 WB	1164349	USD	50,000,000.00	50,000,000.00	27-Sep-24	27-Sep-24	31-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250131 WB	1164352	USD	25,000,000.00	25,000,000.00	27-Sep-24	30-Sep-24	31-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241004 WB	1088939	USD	200,000,000.00	200,000,000.00	11-Jul-24	11-Jul-24	4-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241101 WB	1088940	USD	100,000,000.00	100,000,000.00	11-Jul-24	11-Jul-24	1-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241016 WB	1090184	USD	200,000,000.00	200,000,000.00	15-Jul-24	15-Jul-24	16-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241122 WB	1090185	USD	100,000,000.00	100,000,000.00	15-Jul-24	15-Jul-24	22-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241227 WB	1164353	USD	50,000,000.00	50,000,000.00	27-Sep-24	27-Sep-24	27-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1164354	USD	4,500,000.00	4,500,000.00	27-Sep-24	27-Sep-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241209 WB	1164355	USD	28,000,000.00	28,000,000.00	27-Sep-24	27-Sep-24	9-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241025 WB	1164358	USD	70,000,000.00	70,000,000.00	27-Sep-24	27-Sep-24	25-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241021 WB	1164359	USD	25,000,000.00	25,000,000.00	27-Sep-24	27-Sep-24	21-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250114 WB	1164360	USD	100,000,000.00	100,000,000.00	27-Sep-24	27-Sep-24	14-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250115 WB	1164361	USD	100,000,000.00	100,000,000.00	27-Sep-24	27-Sep-24	15-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1164362	USD	100,000,000.00	100,000,000.00	27-Sep-24	27-Sep-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1164363	USD	100,000,000.00	100,000,000.00	27-Sep-24	27-Sep-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250311 WB	1164365	USD	100,000,000.00	100,000,000.00	27-Sep-24	30-Sep-24	11-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241129 WB	1115228	USD	50,000,000.00	50,000,000.00	23-Jul-24	25-Jul-24	29-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241127 WB	1115860	USD	100,000,000.00	100,000,000.00	24-Jul-24	25-Jul-24	27-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250124 WB	1115861	USD	100,000,000.00	100,000,000.00	24-Jul-24	25-Jul-24	24-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250331 WB	1161455	USD	250,000,000.00	250,000,000.00	23-Sep-24	24-Sep-24	31-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250108 WB	1081426	USD	25,000,000.00	25,000,000.00	1-Jul-24	1-Jul-24	8-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241212 WB	1085544	USD	40,000,000.00	40,000,000.00	3-Jul-24	3-Jul-24	12-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250127 WB	1086513	USD	25,000,000.00	25,000,000.00	8-Jul-24	8-Jul-24	27-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241030 WB	1090186	USD	45,000,000.00	45,000,000.00	15-Jul-24	15-Jul-24	30-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241107 WB	1131560	USD	250,000,000.00	250,000,000.00	15-Aug-24	19-Aug-24	7-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241210 WB	1118815	USD	100,000,000.00	100,000,000.00	30-Jul-24	30-Jul-24	10-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241011 WB	1115231	USD	20,000,000.00	20,000,000.00	23-Jul-24	29-Jul-24	11-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241031 WB	1147006	USD	30,000,000.00	30,000,000.00	5-Sep-24	6-Sep-24	31-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250212 WB	1147969	USD	60,000,000.00	60,000,000.00	9-Sep-24	9-Sep-24	12-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250312 WB	1147974	USD	50,000,000.00	50,000,000.00	9-Sep-24	9-Sep-24	12-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241113 WB	1117899	USD	100,000,000.00	100,000,000.00	29-Jul-24	29-Jul-24	13-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241010 WB	1120155	USD	20,000,000.00	20,000,000.00	31-Jul-24	7-Aug-24	10-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241118 WB	1146998	USD	200,000,000.00	200,000,000.00	5-Sep-24	5-Sep-24	18-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241220 WB	1147009	USD	10,000,000.00	10,000,000.00	5-Sep-24	5-Sep-24	20-Dec-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241018 WB	1147017	USD	5,000,000.00	5,000,000.00	5-Sep-24	6-Sep-24	18-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241108 WB	1123393	USD	100,000,000.00	100,000,000.00	6-Aug-24	6-Aug-24	8-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250114 WB	1147971	USD	35,000,000.00	35,000,000.00	9-Sep-24	9-Sep-24	14-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241002 WB	1129699	USD	20,000,000.00	20,000,000.00	12-Aug-24	19-Aug-24	2-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241106 WB	1129700	USD	5,000,000.00	5,000,000.00	12-Aug-24	19-Aug-24	6-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250210 WB	1130286	USD	100,000,000.00	100,000,000.00	13-Aug-24	13-Aug-24	10-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241104 WB	1132670	USD	4,000,000.00	4,000,000.00	19-Aug-24	21-Aug-24	4-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241206 WB	1159290	USD	300,000,000.00	300,000,000.00	19-Sep-24	19-Sep-24	6-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241205 WB	1137544	USD	200,000,000.00	200,000,000.00	20-Aug-24	20-Aug-24	5-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241231 WB	1161456	USD	250,000,000.00	250,000,000.00	23-Sep-24	24-Sep-24	31-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241126 WB	1162153	USD	20,000,000.00	20,000,000.00	24-Sep-24	24-Sep-24	26-Nov-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241004 WB	1081424	USD	50,000,000.00	50,000,000.00	1-Jul-24	1-Jul-24	4-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250130 WB	1081877	USD	25,000,000.00	25,000,000.00	2-Jul-24	2-Jul-24	30-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250206 WB	1081883	USD	25,000,000.00	25,000,000.00	2-Jul-24	2-Jul-24	6-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250203 WB	1085546	USD	100,000,000.00	100,000,000.00	3-Jul-24	3-Jul-24	3-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250131 WB	1086512	USD	55,000,000.00	55,000,000.00	8-Jul-24	8-Jul-24	31-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250311 WB	1163671	USD	100,000,000.00	100,000,000.00	26-Sep-24	26-Sep-24	11-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1090187	USD	100,000,000.00	100,000,000.00	15-Jul-24	15-Jul-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241202 WB	1115226	USD	50,000,000.00	50,000,000.00	23-Jul-24	23-Jul-24	2-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241213 WB	1115227	USD	50,000,000.00	50,000,000.00	23-Jul-24	25-Jul-24	13-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241007 WB	1115230	USD	20,000,000.00	20,000,000.00	23-Jul-24	26-Jul-24	7-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250124 WB	1115232	USD	100,000,000.00	100,000,000.00	23-Jul-24	23-Jul-24	24-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241017 WB	1162159	USD	75,000,000.00	75,000,000.00	24-Sep-24	24-Sep-24	17-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241216 WB	1147007	USD	50,000,000.00	50,000,000.00	5-Sep-24	5-Sep-24	16-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241022 WB	1130282	USD	35,000,000.00	35,000,000.00	13-Aug-24	13-Aug-24	22-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1130283	USD	100,000,000.00	100,000,000.00	13-Aug-24	13-Aug-24	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250321 WB	1163668	USD	100,000,000.00	100,000,000.00	26-Sep-24	26-Sep-24	21-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241029 WB	1162789	USD	100,000,000.00	100,000,000.00	25-Sep-24	25-Sep-24	29-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241003 WB	1162797	USD	111,000,000.00	111,000,000.00	25-Sep-24	25-Sep-24	3-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250324 WB	1162801	USD	100,000,000.00	100,000,000.00	25-Sep-24	26-Sep-24	24-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250116 WB	1164347	USD	100,000,000.00	100,000,000.00	27-Sep-24	27-Sep-24	16-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250106 WB	1164356	USD	500,000,000.00	500,000,000.00	27-Sep-24	30-Sep-24	6-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241024 WB	1164357	USD	25,000,000.00	25,000,000.00	27-Sep-24	27-Sep-24	24-Oct-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20241211 WB	1164364	USD	90,000,000.00	90,000,000.00	27-Sep-24	27-Sep-24	11-Dec-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240911 WB	1117897	USD	40,000,000.00	40,000,000.00	29-Jul-24	2-Aug-24	11-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240924 WB	1161453	USD	8,100,000.00	8,100,000.00	23-Sep-24	23-Sep-24	24-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240808 WB	1081875	USD	70,000,000.00	70,000,000.00	2-Jul-24	8-Jul-24	8-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240930 WB	1081427	USD	20,000,000.00	20,000,000.00	1-Jul-24	8-Jul-24	30-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240926 WB	1137543	USD	15,000,000.00	15,000,000.00	20-Aug-24	26-Aug-24	26-Sep-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240726 WB	1085542	USD	20,000,000.00	20,000,000.00	3-Jul-24	3-Jul-24	26-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240906 WB	1120153	USD	10,000,000.00	10,000,000.00	31-Jul-24	7-Aug-24	6-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240826 WB	1115229	USD	15,000,000.00	15,000,000.00	23-Jul-24	25-Jul-24	26-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240916 WB	1086515	USD	15,000,000.00	15,000,000.00	8-Jul-24	15-Jul-24	16-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240925 WB	1129698	USD	5,000,000.00	5,000,000.00	12-Aug-24	19-Aug-24	25-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240927 WB	1081876	USD	200,000,000.00	200,000,000.00	2-Jul-24	2-Jul-24	27-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240927 WB	1147482	USD	4,150,000.00	4,150,000.00	6-Sep-24	6-Sep-24	27-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240930 WB	1086516	USD	5,000,000.00	5,000,000.00	8-Jul-24	15-Jul-24	30-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240802 WB	1081878	USD	50,000,000.00	50,000,000.00	2-Jul-24	2-Jul-24	2-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240927 WB	1130285	USD	50,000,000.00	50,000,000.00	13-Aug-24	13-Aug-24	27-Sep-24
Sub-total New Borrowings				11,936,020,000.00	11,936,020,000.00

Total New Borrowings					11,936,020,000.00

Maturing Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240710 WB	963925	USD	(30,000,000.00)	(30,000,000.00)	29-Jan-24	30-Jan-24	10-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	960492	USD	(150,000,000.00)	(150,000,000.00)	22-Jan-24	22-Jan-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240702 WB	1054086	USD	(40,000,000.00)	(40,000,000.00)	23-May-24	23-May-24	2-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240708 WB	1023808	USD	(20,000,000.00)	(20,000,000.00)	16-Apr-24	22-Apr-24	8-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240911 WB	1117897	USD	(40,000,000.00)	(40,000,000.00)	29-Jul-24	2-Aug-24	11-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240924 WB	1161453	USD	(8,100,000.00)	(8,100,000.00)	23-Sep-24	23-Sep-24	24-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240812 WB	1042308	USD	(40,000,000.00)	(40,000,000.00)	9-May-24	13-May-24	12-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240822 WB	1051206	USD	(350,000,000.00)	(350,000,000.00)	20-May-24	21-May-24	22-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240909 WB	1058126	USD	(40,000,000.00)	(40,000,000.00)	30-May-24	30-May-24	9-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240722 WB	1023813	USD	(30,000,000.00)	(30,000,000.00)	16-Apr-24	26-Apr-24	22-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240802 WB	1037313	USD	(25,000,000.00)	(25,000,000.00)	2-May-24	2-May-24	2-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240808 WB	1081875	USD	(70,000,000.00)	(70,000,000.00)	2-Jul-24	8-Jul-24	8-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240816 WB	1036771	USD	(40,000,000.00)	(40,000,000.00)	1-May-24	1-May-24	16-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240823 WB	1074365	USD	(210,535,000.00)	(210,535,000.00)	20-Jun-24	20-Jun-24	23-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240906 WB	1060539	USD	(200,000,000.00)	(200,000,000.00)	4-Jun-24	4-Jun-24	6-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240806 WB	1059206	USD	(10,000,000.00)	(10,000,000.00)	3-Jun-24	3-Jun-24	6-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240826 WB	1036777	USD	(200,000,000.00)	(200,000,000.00)	1-May-24	2-May-24	26-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240711 WB	1042307	USD	(40,000,000.00)	(40,000,000.00)	9-May-24	9-May-24	11-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240903 WB	1059207	USD	(10,000,000.00)	(10,000,000.00)	3-Jun-24	3-Jun-24	3-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240912 WB	1066056	USD	(67,602,000.00)	(67,602,000.00)	12-Jun-24	13-Jun-24	12-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240712 WB	1023809	USD	(20,000,000.00)	(20,000,000.00)	16-Apr-24	17-Apr-24	12-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240805 WB	989831	USD	(10,000,000.00)	(10,000,000.00)	4-Mar-24	8-Mar-24	5-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240930 WB	1081427	USD	(20,000,000.00)	(20,000,000.00)	1-Jul-24	8-Jul-24	30-Sep-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240926 WB	1137543	USD	(15,000,000.00)	(15,000,000.00)	20-Aug-24	26-Aug-24	26-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	990353	USD	(150,000,000.00)	(150,000,000.00)	5-Mar-24	5-Mar-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	1014277	USD	(10,000,000.00)	(10,000,000.00)	2-Apr-24	8-Apr-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240708 WB	1056848	USD	(70,000,000.00)	(70,000,000.00)	29-May-24	4-Jun-24	8-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	1054085	USD	(250,000,000.00)	(250,000,000.00)	23-May-24	24-May-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	1054090	USD	(10,000,000.00)	(10,000,000.00)	23-May-24	23-May-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	1054091	USD	(10,000,000.00)	(10,000,000.00)	23-May-24	23-May-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	1054092	USD	(10,000,000.00)	(10,000,000.00)	23-May-24	23-May-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	1054093	USD	(10,000,000.00)	(10,000,000.00)	23-May-24	23-May-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240722 WB	1036772	USD	(200,000,000.00)	(200,000,000.00)	1-May-24	1-May-24	22-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240722 WB	1038395	USD	(200,000,000.00)	(200,000,000.00)	6-May-24	6-May-24	22-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240731 WB	1009742	USD	(6,000,000.00)	(6,000,000.00)	26-Mar-24	26-Mar-24	31-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240726 WB	1085542	USD	(20,000,000.00)	(20,000,000.00)	3-Jul-24	3-Jul-24	26-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240801 WB	1037312	USD	(25,000,000.00)	(25,000,000.00)	2-May-24	2-May-24	1-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240801 WB	1037314	USD	(25,000,000.00)	(25,000,000.00)	2-May-24	3-May-24	1-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240801 WB	1038397	USD	(89,465,000.00)	(89,465,000.00)	6-May-24	6-May-24	1-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240801 WB	1038398	USD	(250,000,000.00)	(250,000,000.00)	6-May-24	7-May-24	1-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240724 WB	1014763	USD	(40,000,000.00)	(40,000,000.00)	3-Apr-24	3-Apr-24	24-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240906 WB	1061018	USD	(200,000,000.00)	(200,000,000.00)	5-Jun-24	5-Jun-24	6-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240906 WB	1066055	USD	(200,000,000.00)	(200,000,000.00)	12-Jun-24	12-Jun-24	6-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240906 WB	1120153	USD	(10,000,000.00)	(10,000,000.00)	31-Jul-24	7-Aug-24	6-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240826 WB	1056849	USD	(20,000,000.00)	(20,000,000.00)	29-May-24	3-Jun-24	26-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240826 WB	1115229	USD	(15,000,000.00)	(15,000,000.00)	23-Jul-24	25-Jul-24	26-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240916 WB	1074364	USD	(30,000,000.00)	(30,000,000.00)	20-Jun-24	20-Jun-24	16-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240916 WB	1086515	USD	(15,000,000.00)	(15,000,000.00)	8-Jul-24	15-Jul-24	16-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240715 WB	1009744	USD	(35,000,000.00)	(35,000,000.00)	26-Mar-24	26-Mar-24	15-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240819 WB	1059211	USD	(30,000,000.00)	(30,000,000.00)	3-Jun-24	10-Jun-24	19-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240925 WB	1129698	USD	(5,000,000.00)	(5,000,000.00)	12-Aug-24	19-Aug-24	25-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240927 WB	1061012	USD	(40,000,000.00)	(40,000,000.00)	5-Jun-24	5-Jun-24	27-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240927 WB	1081876	USD	(200,000,000.00)	(200,000,000.00)	2-Jul-24	2-Jul-24	27-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240927 WB	1147482	USD	(4,150,000.00)	(4,150,000.00)	6-Sep-24	6-Sep-24	27-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240930 WB	1086516	USD	(5,000,000.00)	(5,000,000.00)	8-Jul-24	15-Jul-24	30-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240710 WB	985798	USD	(50,000,000.00)	(50,000,000.00)	26-Feb-24	28-Feb-24	10-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	996883	USD	(50,000,000.00)	(50,000,000.00)	11-Mar-24	12-Mar-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240802 WB	1081878	USD	(50,000,000.00)	(50,000,000.00)	2-Jul-24	2-Jul-24	2-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240819 WB	1054088	USD	(50,000,000.00)	(50,000,000.00)	23-May-24	23-May-24	19-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240927 WB	1130285	USD	(50,000,000.00)	(50,000,000.00)	13-Aug-24	13-Aug-24	27-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240703 WB	985797	USD	(50,000,000.00)	(50,000,000.00)	26-Feb-24	28-Feb-24	3-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240918 WB	1028749	USD	(50,000,000.00)	(50,000,000.00)	17-Apr-24	17-Apr-24	18-Sep-24

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240717 WB	985799	USD	(50,000,000.00)	(50,000,000.00)	26-Feb-24	28-Feb-24	17-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240731 WB	989262	USD	(50,000,000.00)	(50,000,000.00)	1-Mar-24	6-Mar-24	31-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240724 WB	989261	USD	(50,000,000.00)	(50,000,000.00)	1-Mar-24	6-Mar-24	24-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240819 WB	1042305	USD	(50,000,000.00)	(50,000,000.00)	9-May-24	9-May-24	19-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240925 WB	1032463	USD	(50,000,000.00)	(50,000,000.00)	24-Apr-24	24-Apr-24	25-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	984470	USD	(100,000,000.00)	(100,000,000.00)	22-Feb-24	22-Feb-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240726 WB	1035382	USD	(100,000,000.00)	(100,000,000.00)	30-Apr-24	30-Apr-24	26-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240801 WB	1035387	USD	(100,000,000.00)	(100,000,000.00)	30-Apr-24	1-May-24	1-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240916 WB	1034550	USD	(100,000,000.00)	(100,000,000.00)	29-Apr-24	30-Apr-24	16-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240715 WB	963917	USD	(100,000,000.00)	(100,000,000.00)	29-Jan-24	29-Jan-24	15-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240815 WB	1010396	USD	(100,000,000.00)	(100,000,000.00)	27-Mar-24	27-Mar-24	15-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240927 WB	1000341	USD	(100,000,000.00)	(100,000,000.00)	18-Mar-24	18-Mar-24	27-Sep-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	984474	USD	(100,000,000.00)	(100,000,000.00)	22-Feb-24	22-Feb-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	986457	USD	(100,000,000.00)	(100,000,000.00)	27-Feb-24	27-Feb-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240701 WB	986458	USD	(100,000,000.00)	(100,000,000.00)	27-Feb-24	27-Feb-24	1-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	984472	USD	(100,000,000.00)	(100,000,000.00)	22-Feb-24	22-Feb-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240830 WB	996881	USD	(100,000,000.00)	(100,000,000.00)	11-Mar-24	12-Mar-24	30-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240717 WB	1006181	USD	(100,000,000.00)	(100,000,000.00)	20-Mar-24	20-Mar-24	17-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240816 WB	1051204	USD	(100,000,000.00)	(100,000,000.00)	20-May-24	20-May-24	16-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240724 WB	1009745	USD	(100,000,000.00)	(100,000,000.00)	26-Mar-24	26-Mar-24	24-Jul-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240805 WB	1042306	USD	(100,000,000.00)	(100,000,000.00)	9-May-24	10-May-24	5-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240815 WB	1010397	USD	(100,000,000.00)	(100,000,000.00)	27-Mar-24	27-Mar-24	15-Aug-24
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20240815 WB	1034549	USD	(100,000,000.00)	(100,000,000.00)	29-Apr-24	30-Apr-24	15-Aug-24
Sub-total Maturing Borrowings				(6,270,852,000.00)	(6,270,852,000.00)

Total Maturing Borrowings					(6,270,852,000.00)